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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 1-A
Amendment No. 3

08052362

Received SEC
AUG 04 2008
Washington, DC 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

NORTHTECH INDUSTRIES, INC.
(Exact name of Issuer as specified in its charter)

B

PROCESSED
AUG 13 2008
THOMSON REUTERS

STATE OF NEVADA
(State or other jurisdiction of incorporation or organization)

11410 NE 124th Street #299, KIRKLAND, WA 98034 (425) 814-3734
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

National Registered Agents, Inc. 1000 East William St, Suite 204, Carson City Nevada 89701
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1751 (Primary standard Industrial Classification Code Number)	20-8594354 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

MARK JENSEN
11410 NE 124th Street #299
Kirkland, WA 98034

LOREN PERRIGO
11833 204th Avenue NE
Redmond, WA 98052

TIM FLANIGAN
3203 208 Place SE
Bothell, WA 98021

(b) the issuer's officers;

MARK JENSEN
PRESIDENT, CHIEF EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER

Business Address	Residential Address
11410 NE 124th Street #299	10915 133rd Street
Kirkland, WA 98034	Kirkland, WA 98034

LOREN PERRIGO
VICE PRESIDENT OF SALES

Business Address	Residential Address
18715 141st Avenue NE	11833 204th Avenue NE
Woodinville, WA 98072	Redmond, WA 98052

TIM FLANIGAN
VICE PRESIDENT OF OPERATIONS

Business Address	Residential Address
18715 141st Avenue NE	3203 208 Place SE
Woodinville, WA 98072	Bothell, WA 98021

JESSICA THIBERT
CORPORATE SECRETARY, DIRECTOR OF ADMINISTRATION

Business Address	Residential Address
#408 – 5438 198th Street	#408 – 5438 198th Street
Langley, BC V3A 1G2	Langley, BC V3A 1G2
CANADA	CANADA

(c) the issuer's general partners

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of this date, Mark Jensen owns 80% of the issued and outstanding Class B common stock and 73% of the issued and outstanding Class A common stock of the Company, and Loren Perrigo owns 20% and 18% of the issued and outstanding Class B and Class A common stock respectively.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owners described in (d) above are the only owners as of this date that own 5 percent or more of any class of the issuer's equity securities.

(f) promoters of the issuer;

MARK JENSEN
11410 NE 124th Street #299
Kirkland, WA 98034

(g) affiliates of the issuer;

Not applicable

(h) counsel to the issuer with respect to the proposed offering;

Boughton Law Corporation
Charles Rendina, Attorney At Law
Business Address:
c/o 1031 N State Street, Suite 108
Bellingham, WA 98225
(360) 715-2913

Charles F. Rendina

Residential Address:
1991 Lake Whatcom Blvd
Bellingham WA 98229 (360) 676-4257

(i) each underwriter with respect to the proposed offering;

There is no underwriter; all securities sold pursuant to this offering will be sold by the Issuer.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in response to Item 1 is subject to any disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No affiliate of the company is selling shares in this offering.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Issuer does not intend to use underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Washington State - The issuer intends to register this offering by coordination in the State of Washington. The issuer has filed the original of this document and all amendments with the State of Washington. It will file a copy of this Form 1–A concurrently with the filing of the amendments to this Offering document. Securities will be offered by Directors and Officers of the Company to their personal contacts. There are no fee arrangements for sale of these Securities.

Our Company filed its initial Form 1-A with the State of Washington which assigned a File No, 700138879 to the submission. Washington State requires that sales person of an issuer be registered. In the case where sales persons will not receive commission, as is the case in this offering. The registration process consists of filing a Form-U-4 and paying a $40.00 fee. Mr. Jensen is preparing his Form for submission. The offering will not be qualified in Washington State until this Form has been duly filed and accepted.

The Company has no arrangements with underwriters or other third party consultants to assist in the sale of its securities. If the Directors and Officers are unable to sell all of the shares in the offering, management has been authorized by the board of directors to pay up to 10% of the offering as finder's fees to consultants.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Northtech Industries, Inc. (the "Company" or "Northtech")

(2) the title and amount of securities issued;

As at June 30, 2008, the issued and outstanding shares of the Company are as follows:

Class B Common Shares –	500,000
Class A Common Shares –	9,250,000
TOTAL Common Shares	9,750,000

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The shares issued were issued to officers and employees based on par value as consideration for services rendered. Mark Jensen, CEO, Loren Perrigo, Vice President of Sales, Tim Flanigan, Vice President of Operations, and Jessica Thibert who provided accounting and administrative support. The Company agreed to issue these shares at par value at the time it was formed. At that date the shares had little or no value.

(4) the names and identities of the persons to whom the securities were issued.

Share Class	Date	Name	Price	Number of shares
Class B Common	October 30, 2006	Mark Jensen	$.01	400,000(1)
Class B Common	December 15, 2006	Loren Perrigo	.01	100,000(1)
Class A Common	October 23, 2006	Mark Jensen	.001	1,136,000(2)
Class A Common	October 23, 2006	Loren Perrigo	.001	1,704,000(2)
Class A Common	December 15, 2006	Mark Jensen	.001	5,660,000(1)
Class A Common	December 15, 2006	Tim Flanigan	.001	375,000(1)
Class A Common	December 15, 2006	Jessica Thibert	.001	375,000(1)
				9,750,000

(1) Shares issued in exchange for services rendered.
(2) Shares issued to Millwork Pro, Inc., its principal shareholders, having been received as consideration for its operations in a share exchange with the Company.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

400,000 and 100,000 Class "B" common shares, were acquired by Mark Jensen and Loren Perrigo respectively for $.01 per share for executive services.

1,136,000 and 1,704,000 Class A Common Shares were issued to Mark Jensen and Loren Perrigo for their respective interest in Millwork Pro, Inc.

6,410,000 Class "A" common shares were issued in respect to services rendered by Mark Jensen, CEO, Tim Flanigan, Vice President of Operations, and Jessica Thibert who provided accounting and administrative support. The Company agreed to issue these shares at par value at the time it was formed. At that date the shares had little or no value.

None of the securities described above have been sold by or on behalf of any person, who at the time was a director, officer, promoter, or principal security holder of the Company.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer sold shares to its senior management and directors in reliance on Section 4(2) of the Securities Act, the Private Offering Exemption. In order to perfect this exemption the Issuer took the following steps;

1. The Issuer limited the offer to sell securities to senior officers and directors of the Corporation. Each offeree had the same information that would have been available in a registration statement and or access to such information.

2. The securities that were sold were only offered to a finite number of offeree's pursuant to employment agreements.

3. The issuer did not engage in general solicitation or advertising with respect to the securities that were sold.

4. The issuer took precautions against resale of the securities sold including: obtaining written commitments by purchasers that they were acquiring shares for investment purposes: and placing legends on the share certificates. At this point the issuer does not have a transfer agent. When the issuer acquires a transfer agent the issuer intends to issue stock transfer instructions with respect to the securities in question.

5. The issuer believes that all offerees are financially sophisticated.

6. By virtue of their role as senior management of the issuer the offeree's had access to the information that would be contained in a registration statement.

7. In the alternative all of the issuer's securities were purchased by accredited investors and the sales were exempt pursuant to rule 504 of Regulation D of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any affiliate is currently offering any security in addition to those covered by this Form 1-A.

In the event the issuer is unsuccessful in raising the capital it requires through the sale of the securities covered by this Form 1-A the issuer may seek to raise additional capital by the sale of equity or the granting of debt under such exemptions as may be available under the Securities Act or State legislation and are appropriate in the circumstances.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

As aforesaid, certain key management personnel own shares (the "Founder's Shares") of the same class as those in this offering, Founder's share certificates bear a legend and are subject to a hold period. Each holder of Founder's Shares executed a subscription agreement acknowledging shares were purchased for investment purposes and not with a view to distribution.

There are no other arrangements to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

There are no arrangements known to the issuer or to any person named in response Item 1 above to stabilize the market for any of the securities to be offered.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no arrangements known to the issuer or to any person named in response Item 1 above for withholding commissions, or otherwise. There is no underwriter or dealer responsible for the distribution of the securities being offered.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The Company has not retained experts except for its accountant and legal counsel. Neither the accountant nor legal counsel, have been paid on a contingent basis at the time of such preparation or certification. The certifying officer, Mark Jensen is the Company's Chief Executive Officer, principal financial officer and the majority shareholder.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No such written documents or broadcast scripts were used prior to the filing of this notification.

NORTHTECH INDUSTRIES, INC.

Type of securities offered: Class A Common Shares
Maximum number of securities offered: 2,000,000
Minimum number of securities offered: None
Price per security: $ 0.10
Total proceeds: If maximum sold: $200,000 If minimum sold: None (See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File Number	Effective Date______
WA	700138879	*

* State has not provided an Effective Date as at the date this Offering Circular is submitted.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 91 pages.

THE COMPANY

1. Exact corporate name: **Northtech Industries, Inc.**
State and date of incorporation: **Nevada, October 23, 2006**
Street address of principal office: **11410 NE 124th Street #299, Kirkland, WA 98034**
Company Telephone Number: **(425) 814-3734**
Fiscal year: **December 31**
Person(s) to contact at Company with respect to offering: **Mark Jensen**
Telephone Number (if different from above): **Same as above**

Northtech Industries, Inc. (the "Company" or "Northtech") is a holding corporation incorporated in the State of Nevada. It operates in the residential construction services industry through its subsidiary, Millwork Pro, Inc. a Washington State corporation, acquired in October 2006. Millwork Pro acquired the operations of a millwork installation division from PCS Millwork, Inc. PCS had been operating the division at a loss for three years. In that time, the install division recognized losses of approximately $3 million. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations, which consisted of, contracts for future work, approximately 20 employees, tools, and a van that had been fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The Company under its current management has reduced annual losses from approximately $1million dollars to under $250,000.

For the year ended December 31, 2007 the Company recognized a net loss of $225,662 (For the period October 23, 2006 (date of inception) to December 31, 2006 - $70,457). A significant portion of the losses incurred in 2007 were attributable to the first quarter ended March 31 ($116,244). The Company's business model is to acquire existing operators in selective niches of residential construction services. Management believes that they have experience and knowledge necessary to operate the acquired businesses efficiently and build a profitable and growing company. Management has implemented procedures and processes to streamline the business operations making it possible to effect scalability of operations and the ability to better predict market conditions. These processes have increased our efficiency and we believe we will see continued improvement in the financial condition of our operations as we have in the remainder of 2007. The Company services single and multi-family homebuilders and commercial builders in key growth markets in the Pacific Northwest. The Company actively services thirty such customers. We are currently marketing to six hundred key companies in the Greater Seattle area. As the homebuilder market has slowed we have increased marketing efforts to the commercial builders. New projects in the commercial building sector have been completed. Northtech plans for further acquisitions to launch the foundation of the Company and set a course for future growth. As of July of 2008 the Company has no acquisition targets and has not entered into any negotiations or letters of intent. We have identified potential target acquisitions, but have not yet performed any due diligence or begun negotiations. We have no immediate expansion plans beyond growing our current operations.

The Company is a Nevada corporation with corporate headquarters in Kirkland, Washington located at 11410 NE 124th Street #299 Street, Kirkland, Washington 98034. The telephone number is (425) 814-3734.

A maximum of 2,000,000 common shares are being offered to the public at $0.10 per share. There is no set minimum.

A maximum of $200,000 will be received from the offering. The insiders will hold 9,250,000 shares. This means that approximately 17% of the Company will be held by the public, assuming that all shares are sold in the offering.

The Company does not have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD.

Of the Class A Common Shares with a par Value $0.001 per Share (the "Shares"), of the Company offered hereby (the "Offering"), all Shares are being offered by the Company and no Shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of Shares, after expenses and fees if any. Prior to this Offering, there has been no public market for the Common Stock.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis", there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Risks Relating to Our Business

It is difficult to evaluate our business and prospects because we have a limited operating history.
We are a development stage company. We operate through our subsidiary Millwork Pro, Inc. which began its business operations in October 2006. It has only operated through one full fiscal year. The industry in which we compete is cyclical and our limited operating history makes it difficult for management to evaluate our business prospects. It is difficult for management to predict how we will perform in a prolonged slump in the housing industry or whether or not we will be able to generate sufficient revenues to continue operations. If we are unable to generate sufficient revenues we will need to obtain financing and there is no assurance that we will be able to either borrow sufficient (or any) funds or find equity investment sufficient to maintain operations. Any decision to invest in our common stock must be considered in light of the risks, expenses and difficulties frequently encountered by development stage companies.

To date the Company's operations have not been profitable. There can be no assurance that the Company will ever become profitable. The consolidated financial statements for the year ended December 31, 2007 reflect a net loss of $225,662. From the period of inception, being October 23, 2006, the consolidated financial statements reflect a net loss of $70,457 at December 31, 2006. If the Company does not become profitable or does not become profitable in a reasonable amount of time the Company will be unable to sustain its operations without seeking further debt or equity financing. There is no assurance that the Company will be able to borrow or to find further equity investment.

The Company's liabilities are greater than its assets. While management believes that Company's shortfall is seasonal and anticipates that it will become profitable and increase its assets there can be no assurance that the Company will ever earn enough to acquire assets greater than its liabilities. At December 31, 2007, the Company had assets totaling $18,875 (December 31, 2006 - $131,503) and liabilities totaling $303,584 (December 31, 2006 – $190,550) with a working capital deficiency of $284,709 (December 31, 2006 - $59,047).

The Company is dependent upon the business of its wholly owned subsidiary Millwork Pro Inc. The Company has no source of income other than the contracts and income generated by its subsidiary. Millwork Pro Inc. installs doors and other custom millwork in residential homes. As such, Millwork Pro and the Company are dependent upon the cycles of home building and construction. If there is a decline in the amount of building in the areas where the Company operates or if the Company's subsidiary is unable to generate sufficient business it is likely that the Company will be unable to continue its operations.

Future acquisitions of companies may disrupt our business or distract our management.
In addition to operating our millwork installation business, we plan to acquire or make investments in complementary companies or businesses. We may not be able to acquire or manage additional businesses profitably or to successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

- the acquired businesses may not achieve expected results;
- we may not be able to retain key personnel of the acquired businesses;
- we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;
- our financial and managerial resources may be diverted from our core business; or
- our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.
- In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of the existing stockholders in our company.

Integrating acquisitions may be time consuming and create costs that could reduce our net income and cash flows.
Part of our growth strategy includes pursuing acquisitions. Any integration process may be complex and time consuming, may be disruptive to the business and may cause interruptions of, or a distraction of management's attention from the business as a result of a number of obstacles, including but not limited to:

- the loss of key customers of the acquired company;
- the incurrence of unexpected expenses and working capital requirements;
- a failure of our due diligence process to identify significant issues or contingencies;
- difficulties assimilating the operations and personnel of the acquired company;
- difficulties effectively integrating the acquired technologies with our current technologies;
- our inability to retain key personnel of acquired entities;
- failure to maintain the quality of customer service;
- our inability to achieve the financial and strategic goals for the acquired and combined businesses; and
- difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could increase selling, general, and administrative expenses in absolute terms and/or as a percentage of net sales, which in turn would negatively impact our net income and cash flows.

We have completed one acquisition to date, our wholly owned subsidiary Millwork Pro, Inc. We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations.

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and net income will be reduced.

The residential constructions services and building products distribution industry is highly fragmented **extremely competitive** and the barriers to entry for local competitors are relatively low. We may not be able to compete successfully against other competitors, both large and small

Many of our current and potential competitors in the residential constructions services and building products distribution industry have substantial competitive advantages than we have, including:

- longer operating histories;
- significantly greater financial, technical and marketing resources;
- greater brand name recognition;
- better distribution channels;
- existing customer bases; and
- commercially accepted products.

Our competitors may be able to respond more quickly to new or emerging trends and changes in the building industry and devote greater resources to identify, develop and market new products, and distribute and sell their products than can we.

Our industry is highly dependant on market and economic conditions beyond our control.

Our business is dependant on demand for single-family homes which is influenced by changes in the overall condition of the U.S. economy both nationally and locally, including but not limited to; mortgage and other interest rates, job formation, consumer confidence, demographic trends, inflation, and building permit activity. Segments of the residential construction industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future, experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturn would have a material adverse effect on the Company's business, operating results and financial condition.

We are largely reliant upon a single customer for a significant percentage of our installation revenue.

The business of our wholly-owned subsidiary, Millwork Pro, Inc. is largely based on the sales of PCS Millwork of Woodinville, WA. We are contractually obligated to service the clients of PCS Millwork first and foremost by providing installation services in combination with its millwork packages to create a turnkey package for customers. In turn, PCS sales people promote and sell our installation services to its customer base. PCS Millwork could suffer a decline in its customer base. It could lose customers and we would lose potential customers. Currently 60% of our customers come from the customer base of PCS Millwork, while the remaining 40% of our revenues are driven from internal marketing programs. However, in the future, we plan to extend our customer base beyond PCS and reduce the risk.

We have had negative cash flows from operations since inception. We will require additional financing, the availability of which cannot be assured.

To date, we have had net negative cash flows from operations. Although we have had profitable months we will need to raise additional funds to support our planned growth and carry out our business plan. We may not be able to obtain additional equity or debt financing on acceptable terms as required. Even if financing is available, it may not be available on terms that are favourable to us or in sufficient amounts to satisfy our requirements. If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate desired acquisitions and compete effectively. Our ability to continue as a going concern prior to the generation of significant revenue is dependent upon obtaining additional financing for our planned operations. If we fail to generate enough working capital, either from future equity or debt sales or revenue from operations, our ability to expand and complete our business plan will be materially affected, and you may lose all or substantially all of your investment.

Our success will be largely dependent upon Mark Jensen, our President and CEO, and other key personnel.

Our success will be largely dependent upon the continued employment of Mark Jensen, our President and Chief Executive Officer, who has prior experience as an executive officer of a publicly-traded company, and other key personnel, particularly, Loren Perrigo the owner of our largest customer. The loss of either of either Mr. Jensen's or Mr. Perrigo's services could have a material adverse effect on the implementation of our business plan. If we lose the services of any of our key personnel, we would need to devote substantial resources to finding replacements, and until replacements were found, we would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on our business. Although each owns shares of our issued and outstanding Common Stock, it is possible that Mr. Jensen and/or Mr. Perrrgo will terminate his employment with us. In addition, we do not presently maintain insurance on either Mr. Jensen's or Mr. Perrigo's life.

If we are unable to hire and retain key personnel, we may not be able to implement our plan of operation and our net revenues will be adversely affected.

Our success is dependent upon the availability of and our ability to attract, train and retain qualified individuals. Competition for employees is especially intense in both construction services and building products distribution. In markets with strong housing demand, we may experience shortages in qualified labor and key personnel, which may limit our ability to complete contracts as well as obtain additional contracts with builders. Changes to immigration policies could also limit the availability of qualified labor. We have been successful in recruiting and retaining qualified employees, however we cannot guarantee that we will continue to be successful in the future.

Fluctuations of costs of core materials could significantly impact our cost of operations and decrease net revenues.

Our operating results are affected by fluctuations in our costs and the availability of sourcing channels for materials. Prices of commodity wood products are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations and periodic delays in delivery. Rapid and significant changes in product prices may affect sales as well as margins due to a limited ability to pass on short-term price changes.

Subprime lending problems could have an adverse effect on housing starts.

We compete in the residential housing sector. Recent problems in the financial industry including the "subprime" mortgage crisis, have contributed to a severe slow down in the housing sector in many areas of the country. While our region has been less severely affected than other areas in the country, our Company has seen reduced revenue and is vulnerable to further declines in the housing market. If the subprime mortgage crisis presages a recession or if there is a prolonged slow down in the residential housing sector, we may not be able to continue operations. Any decision to invest in our common stock should include consideration of the economic conditions of the market in which we operate and the economy as a whole.

Risks Relating to Our Common Stock

Trading of our stock may be restricted by the Securities Exchange Commission's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.
The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these r33ules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

There is no public market or trading market for the securities of the issuer After this offering is completed, there will be no public market for the issuer's securities. Accordingly it may be difficult or impossible for investors to sell their shares.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.
In addition to the "penny stock" rules described above, the National Association of Securities Dealers (NASD) has adopted rules that require when recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.
Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this offering or, if developed, that it will be sustained. The initial offering price of the Shares has been determined arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

There is no assurance that Shares will be purchased in this Offering, or that funds raised will be sufficient to effect the Company's business plan.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success.

The Company has not yet registered for sale in any State.

The Company has filed an application to register this offering with the State of Washington by coordination.

Under Washington State Law any offering for which a registration statement has been filed with the SEC under the federal Securities Act of 1933 may be registered by coordination. Any filing made under federal Regulation A also fits in this category. There is no maximum offering amount nor is there a limit on the number of investors, except for offerings made pursuant to Regulation A where the maximum offering amount is $5 million.

The Company has not as yet completed the registration of its securities for sale in Washington. If the Company is unable to complete the sale of its offering in State of Washington it reserves the right to file this offering in other states where registration by coordination is possible. So far, no shares have been offered and the Company has not taken any steps to solicit indications of interest in the offering

Once this Offering Circular is accepted by the SEC and the documents are successfully filed with the State of Washington the Company will take steps to determine whether or not there is interest in the offering. The Company's management believes that certain personal contacts of the Officers and Directors may be interested in participating in the offering. If management is mistaken in this belief the Company may be unable to complete the offering.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices.

The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 11,250,000 shares of Common Stock to be outstanding following this offering, 9,250,000 shares were acquired by the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. None of these shares are being qualified for sale by this offering. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Our certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or to provide additional financing in the future. The issuance of any such shares will result in a reduction of the book value or market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our corporation.

The Price Of Stock In This Offering Has Been Arbitrarily Set By Management

In 2006 when the Company was formed its directors agreed to issue stock to key management personnel (the "Founders") in exchange for services. The Founders acquired shares at par value, $0.001 per share in the case of Class A Common shares and $0.01 per share for Class B Common Shares. When the Company acquired its Subsidiary it exchanged shares at par value. Two of the Founders acquired additional Class A Common shares in that transaction. In this offering the

Company is offering stock at $0.10 per share. The price of the stock being offered is based upon the needs of the Company to advance its business plan. It is not based on either book value or any third party valuation report.

Stock sold under this offering will not be restricted and can be sold into the secondary market. All of the shares held by Founders are restricted shares and may not be sold unless they are registered, or under an exemption to the registration requirements of the Securities Act, 1933. However, when and if the stock owned by the Founders becomes available for resale these Founders have both a potential for greater return and less financial risk then the investors under this offering. Any investment decision should take into consideration the fact that the price at which the shares are offered set arbitrarily and is significantly more than the price paid by insiders for their stock.

Some provisions of our Articles of Incorporation and Bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
Some of the provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example: the holder(s) of our Class B Common Stock have superior voting rights in relation the Class A Common Stock being sold in this offering. The disproportionate voting power to the holders of our Class B Stock gives holders of Class B Common Stock 100 votes for each share as opposed to the one vote per share attached to Class A Common Stock. Currently the only holders of Class B Common Stock are Mark Jensen and Loren Perrigio. There are 50 million votes attached to the issued and outstanding shares of Class B Common Stock and an additional 9.25 million votes are assigned to the issued and outstanding shares of Class A Common Stock controlled by management insiders as compared to the 2 million votes that will be attached to the shares in this offering. Assuming all of the shares of the offering are sold this arrangement ensures that effective control of the Issuer to the remains with the founders and management of the Company.

The stock with superior voting rights, could delay or inhibit the removal of incumbent directors and could delay, defer, make more difficult, or prevent a merger, tender offer or proxy content, or any change in control involving the Issuer, as well as the removal of management, even if such events would be beneficial to the interests of the issuer's shareholders, and might limit the price certain investors are willing to pay in the future for shares of Common Stock. The issuance of any additional Class B Common Stock, could diminish the rights of holders of Class A Common Stock, and therefore could reduce the value of Class A Common Stock.

In addition, specific rights granted to future holders of preferred stock if issued by the Board of Directors could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent, or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Northtech Industries, Inc. (the "Company" or "Northtech") is a holding corporation operating in the residential construction services industry through its wholly-owned subsidiary. Its business model is to consolidate the industry by acquiring existing operators in selective niches of residential construction services and to apply management expertise to build a profitable, competitive and growing company. The Company currently services high-volume production homebuilders in key markets starting with the Pacific Northwest. In October 2006, Northtech completed the acquisition of its wholly owned subsidiary, Millwork Pro, Inc., a Washington corporation, incorporated in July of 2006, in the millwork installation business. Millwork Pro, Inc acquired its operations from PCS Millwork, who is currently our largest customer. PCS Millwork had been operating an installation division at loss for three years. These losses were approximately $3 million dollars. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations, which consisted of, contracts for future work, approximately 20 employees, tools, and a van that had been fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The Company under its current management has reduced annual losses from approximately $1million dollars to under $250,000.

We intend to pursue further acquisitions of similar operations, including light manufacturing millwork distribution companies who sell doors, millwork, stairs, cabinets and lumber to production home builders. The Company intends to work diligently to acquire residential construction companies where an economy of scale can be obtained by aggregating business processes with new acquisitions. Currently the Company's financial position is not favorable for acquisitions. The Company's subsidiary, Millwork Pro, was profitable in the second and third quarter of 2007, however, the consolidated financial statements for the year ended December 31, 2007 reflect overall net losses. Any further acquisitions by the Company will require additional capital to be injected for the express purpose of targeting acquisitions. As of July of 2008 the Company has no acquisition targets and has not entered into any negotiations or letters of intent. We have identified potential target acquisitions, but have not yet performed any due diligence or begun negotiations. We have no immediate expansion plans beyond growing our current operations.

Millwork Pro, the Company's subsidiary, provides millwork installation services to production residential home builders and custom home builders. It installs exterior and interior doors, mouldings, cabinets, stairs and mantles. The installation service is based on a homebuilder's blueprints and product specifications. Installers are trained to carefully measure, cut and nail doors and mouldings to match the builder's specifications. Millwork Pro hires laborers as employees and also hires subcontractors with labor crews. In December of 2007 Millwork Pro has a total of 60 laborers in the field installing millwork for 8 homebuilders in the Greater Puget Sound area. It is a service business where labor represents more than 80% of costs. Millwork Pro doesn't purchase and resell materials such as doors and mouldings. It provides the installation service only. It has no intentions of offering materials for resell. In the future Millwork Pro intends to expand its installation services to include flooring, fireplaces, garage doors and windows. Currently Millwork Pro operates within the Greater Puget Sound area. It will continue to gain customers within this service area.

The Company intends to pursue further acquisitions of similar operations, including light manufacturing millwork distribution companies who sell doors, millwork, stairs, cabinets and lumber to production home builders. The Company intends to work diligently to acquire residential construction companies where an economy of scale can be obtained by aggregating business processes with new acquisitions. In addition to its installation business it will attempt to start or acquire another millwork business in 2008. The Company is currently exploring options and has no signed letters of intent or agreements for startups or acquisitions. Loren Perrigo is the President of Millwork Pro and a director. Mark Jensen is Secretary of Millwork Pro and a director. Chris Reed is General Manager. Superintendents are Chuck Sheridan, and Jessica Thibert is Administration Manager.

Millwork Pro generates revenues from homebuilders who pay for the millwork installation services Millwork Pro offers. Millwork Pro agrees to install doors, mouldings, cabinets, stairs and mantels in a homebuilders single-family or multi-family unit. A crew of two to four finish carpenters installs the material in one to three days. Follow-up work to fix or change items is performed after the primary installation. Millwork Pro charges the homebuilder a fixed price for the installation. The size of the lot, the type of material and the complexity of the installation process and competitive pricing factors determines the cost of the installation to the homebuilder.

The Company's primary operating expense is labor. Labor accounts for approximately 80% of Millwork Pro's expenses. It is either in the form of employees or subcontractors. In December of 2007 Millwork Pro has 13 employees in management and installation. Wages range from $14 an hour to $28 an hour.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company currently operates its installation business through is wholly-owned subsidiary, Millwork Pro, Inc. which was acquired in October of 2006. Millwork Pro hires employees and subcontractors as skilled labor to manually install doors, mouldings, cabinets, stairs and mantels in single-family and multi-family residential homes. There are approximately 34 primary procedures involved in the installation process. Installing an exterior or interior door is a primary procedure. Installing door casing or base in a room is another primary procedure. Skilled labor is organized into tight-knit crews where one person is the lead. The crew installs according to a production schedule and a set of builder specifications. There are many moving parts to the installation process. Management is responsible for using the correct procedures in concert with builder plans and specifications. It schedules and manages crews to meet tight builder schedules. Nearly all the costs associated with the business come from the hiring, training and management of labor. Labor is comprised of direct employees as well as subcontracted labor. Workers are typically male between the ages of 18 and 35 who require basic skills in finish carpentry. We intend to manage these costs through internal information systems and internal controls created to monitor and identify coming fluctuations in the market and labor requirements. A continual marketing effort is used to find new employees and subcontractors as attrition runs 5% a month in the labor base. Labor markets fluctuate. Millwork Pro attempts to hire the best carpenter within stringent wage guidelines. Base level carpenters earn a minimum of $14 an hour and a high of $22 an hour.

The Company currently has subcontract relationships with Professional Finish Contractors (PFC), North Star Construction, APL Construction, and Delcarmen Construction. We are not overly dependent on any one subcontractor. Many subcontractors are available to provide services for the Company. The Subcontractor agreements set a price per square foot at which the subcontractor will be paid for installation services. Each subcontractor agreement sets the installation process to be completed and the price the subcontractor will be paid for services. Contractors have historically been paid between $0.75 to $2.00 per square foot for installation services. Each installation project requires custom pricing due to the changing specifications of the homebuilder. Subcontractors are responsible for the hiring, training, management and performance of their own workers. Contracts with subcontractors are cancellable at any time. In December of 2007 subcontractors performed approximately 50% of the installation services. Millwork Pro's goal is to maintain a ratio of 30% to 50% subcontract labor to employee labor. Using subcontractors increases the Company's capacity as subcontractor labor can more easily be scaled up or down depending on demand.

The Company entered into a Services Agreement with PCS Millwork, Inc on November 6, 2006 wherein PCS will provide services pertaining to the sale of Millwork Pro's services to its customers, and Millwork Pro in turn will provide services pertaining to the sale of PCS product to its customers who aren't already PCS customers. Currently 60% of our revenues come from the customer base of PCS Millwork, while the remaining 40% of our revenues are driven from internal marketing programs. PCS agrees to provide billing services to customers, Millwork Pro will invoice PCS for services sold to the residential builder. PCS will invoice and receive payment from the residential builder and subsequently pay Millwork Pro per its invoices. A copy of this Agreement is filed herewith as Exhibit 12.

Millwork Pro receives advances through a line of credit and billing arrangement with PCS Millwork. These advances are shown on the books of the Company as a debt.

If the volume of sales is less than expenses in a given month, PCS Millwork has loaned money to the Company interest free. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The advances are made twice monthly at the same time as payroll is paid to employees.

PCS Millwork bills and collects the accounts for Millwork Pro even for customers that do not purchase PCS Millwork products. If the Company's revenues exceed its expenses in a given month, PCS Millwork is free to take some or all of the excess funds to reduce the debt. It is expected that the debt will be repaid out of increased future sales revenue by the Company or by another form of financing in the future. As of December 31, 2007, the balance of these advances was $245,292.

This line of credit agreement is not reduced to writing. Management believes the funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork. If PCS Millwork is unwilling or unable to provide this line of credit to the Company and if the Company is unable to find other sources of financing or investment the Company may not be able to sustain its business and investors could lose some or all of their investment.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company sells its products and services to single-family and multi-family homebuilders in the residential construction industry. The Company's sales are largely dependent on new housing starts in the Greater Puget Sound region. The Company closely monitors housing starts in order to scale its labor force up or down. The Company considers it important to have knowledge of the residential building industry. A slump in housing starts causes a slump in millwork sales and services. The residential construction services industry is dependent on demand for single-family homes with single-family homes representing 60% of dwellings in the United States. Housing demand is influenced by many factors including the overall condition of the U.S. economy, mortgage and other interest rates, consumer confidence, job formation and demographic trends as well as other factors. The U.S. Census Bureau and the Department of Housing and Urban Development announced in June, 2008 that privately-owned housing starts for May, 2008 in the United States were 32.1% less than May, 2007.

Homebuilders who hire companies such as Millwork Pro build single-family or multi-family homes in the Greater Puget Sound area. They may be production home builders who build multiple buildings using a similar plan or custom homebuilders who create uniquely styled homes. There are a few large builders such as D.R. Horton, Quadrant Homes and Centex. These homebuilders will build several hundred homes a year in the market area. A typical production homebuilder will build from ten to fifty homes a year. The production homes range from a sales price of $250,000 to $500,000. Custom homes will range from $500,000 to $2 million. Northtech has a marketing list of approximately 800 homebuilders in Western Washington.

Our primary marketing area is the Greater Puget Sound region of Seattle, Washington. Our marketing areas will expand over time to other major metropolitan areas such as Tacoma and Portland. Our construction services and products compete with similar offerings in the marketplace. The markets in each of our business segments are fragmented and highly competitive. Our competitors vary in size, management expertise and capabilities.

Competition is based on price, quality and timeliness. The Company's formula for pricing is (Job Labor) + (% of Overhead + % of Profit) = Sales Price. We strive to achieve a 25% gross margin on pricing. Prices using this formula are similar or slightly more than competitors. If we bid $1,200 for one unit of a multi-family dwelling, competitors will be priced slightly lower or higher but in the same range. In regards to quality, we hire the best carpenters we can at a competitive price. We review procedures in advance of a job with all carpenters. After the installation procedure is completed we complete a job review and note all changes to be made to meet the builder's specifications. To be timely, we have developed a scheduling program to track builder schedules and staffing. Builder schedules are often difficult to follow. Each builder provides us with building schedules, however, we've found we need to create our own internal production schedule, we can virtually guarantee we meet the builders schedule. Each competitive bid requires negotiation and often compromise. Millwork packages average $5,000 per house. This package typically includes interior and exterior doors, mouldings, cabinets and stairs. As with installation, millwork products such as doors, base and casing are competitive by price. Millwork Pro doesn't sell materials. It provides installation services. However it often works together with PCS Millwork to create a turnkey package where materials are packaged together with installation services. Builders work with PCS Millwork as the lead vendor. Millwork Pro is the outsourced agent working under PCS. A turnkey millwork package has proven to be attractive to homebuilders.

The largest competitor is BMC West of Issaquah, WA. It is a division of the Building Maintenance and Holding Company (BMHC), a Fortune 500 company. We often bid directly against BMHC and are very competitive. We are competitive on price, product and service. Other competitors are private companies and financial information is not available.

Competitor List

Company	**Location**	**Size**	**Financial Strength**	**Market Strength**
American Interiors Inc	Kirkland	Medium	Strong	Door Sales
Armstrong Lumber Co Inc	Auburn	Medium	Very Strong	Door Sales
BMC West	Snohomish	Large	Very Strong	Door Sales
Doors, Inc.	Bellevue	Medium	Very Strong	Door Sales
Falcon Construction	Bellevue	Medium	Strong	Installation
Millwork Concepts Inc	Monroe	Small	Weak	Installation
Millwork Installation	Seattle	Small	Weak	Installation
Millworks Plus, Inc.	Bellevue	Small	Weak	Installation
Monroe Doors	Monroe	Small	Weak	Distribution
Moulding Carpentry	Auburn	Small	Weak	Installation
Procraft Industries	Mountlake Terrace	Medium	Strong	Door Sales
Tiz Door	Everett	Medium	Strong	Door Sales
Trim Rite Construction	Everett	Small	Weak	Installation
Trim Technology, Inc.	Bothell	Small	Weak	Installation

NOTE: because of this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any

market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Millwork Pro sells to single-family and multi-family homebuilders in the Greater Puget Sound area. It uses direct mail, telemarketing, referrals, Internet marketing and word-of-mouth to gain new customers. Millwork Pro has a sales agreement with PCS Millwork to generate new sales. PCS Millwork has an extensive list of homebuilders as customers. PCS sells Millwork Pro installation services to create a material/installation turnkey package for builders. We receive our revenues directly from PCS who in turn collects from the homebuilder. In May, 2007 Millwork Pro added four new homebuilders to its customer base. From June 2007 to July 2008 marketing contacted approximately 3,000 companies in our primary target markets. Approximately $300,000 in new revenue was generated from eight new customers. The Company has narrowed the focus of the marketing to four hundred homebuilders and commercial builders who have a need for our services. Marketing efforts include direct mail, email, telemarketing and personal relationship building.

Millwork Pro's primary services contract is with PCS Millwork of Woodinville, WA. PCS Millwork provides customer sales and referral marketing to Millwork Pro. PCS has approximately 225 homebuilders as customers. PCS Millwork and Millwork Pro offer a turnkey program to the single and multi-family builders in the Greater Seattle area. The customer can receive millwork and millwork installation with one group. This is a convenience for the builder. By combining marketing efforts, both PCS Millwork and Millwork Pro benefit through new customers at a lower marketing and sales cost. The PCS marketing relationship currently produces 60% of Millwork Pro's installation sales, while the remaining 40% of our revenues are driven from internal marketing programs.

The Company markets its products and services through telemarketing, direct mail, referral and word-of-mouth. It has launched an Internet marketing campaign in 2007. The Company launched a website for Millwork Pro at www.millworkproinstallation.com. A pay-per-click program started in June 2007 with search engine Frazoo.com. Several millwork articles have been written and are being placed in millwork expert sites to create external links to the website. In addition, a direct mail campaign commenced the first week of June 2007 with more than 800 homebuilders receiving Millwork Pro material. We use service representatives to contact homebuilders who have expressed an interest in our services. Upon creating a successful contact, pre-qualifying and qualifying processes are used to determine if we can be of service to the homebuilder. Our General Manager typically meets with builders, walks the job and personally discusses each project to ensure we are competitive and reliable. Each month we will target a specific target group of homebuilders which will be contacted and a sales funnel will be generated. Our marketing system is based on Solution Selling by Michael Bosworth. (Bosworth, Michael T. (1995) Solution Selling: Creating Buyers In Difficult Selling Markets. New York, New York: McGraw-Hill).

In December, 2007 we had approximately 250 units in production. In the first half of 2008 we're averaging 150 units a month in production. This is below our stated goal of 200 units a month in production. We've increased marketing efforts in order to reach and exceed the goal.

We intend to leverage our working capital and operating businesses to continue to grow our sales to the production homebuilders. We will focus operational sales on two primary markets – large production homebuilders and commercial builders. The 100 largest homebuilders sold more than 359,000 units in 2007. We'll focus our sales efforts on the Builder 100 where they exist in our building markets. Commercial development continues to be strong. Reed Construction Data (RCD) announced in June, 2008 that year-to-date construction starts excluding residential contracts were 5.9% less than in the same period in 2007. In the individual month of May, 2008, total non-residential starts were 9% higher than May, 2007.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company does not have a backlog of written orders. Labor is scaled to eliminate backlogs.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

In the normal course of business the Company has few backorders. Capacity is determined by sales orders and labor is increased to fill the sales order. Typical orders are five units of homes with a typical installation price of approximately $5,000 per unit. Sales typically decline in December and January and increase to a seasonal high in July and August. This is strictly due to the weather.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of July, 2008 the Company's subsidiary has 13 employees and utilizes as many as 40 subcontract workers. The employee base consists of Management (4) Sales (1) Administrative (1) Carpentry (7). There are no collective bargaining arrangements and there have been no strikes. There are no supplemental benefits or incentive arrangement at this time. Employee growth is expected to increase through internal growth and in the event of an acquisition. Subject to the housing market and other factors outside of the control of the Company, within twelve months the number of employees is expected to triple. The employee base will consist of Management (4) Sales (1) Administrative (2) Carpentry (33). Northtech currently does not have any employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own any real estate, plant, equipment or patents at this time. The Company has no plans to acquire property in the immediate future. Northtech maintains its corporate office at 11410 NE 124th Street #299, Kirkland, WA 98034. PCS agrees to rent office space to Millwork Pro. It agrees to rent 200 square feet of office space and provide storage of equipment and material at the PCS warehouse at 18715 141st Avenue Northeast, Woodinville, WA 98072. The monthly rental fee if $500. The rental of the office space can be cancelled at any time with 30 days written notice. Sales and office support staff work out of this office facility while the installation crew work on customer job sites.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on patents, copyrights or trade secrets. The operations depend upon systems, processes and procedures that are learned by management and captured in Company operations manuals. The Company does very little research and development. Most production processes are created through the use of equipment and/or experience.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company is not subject to material regulations or specific licensing with employees except, as with all companies operating in Washington State, the Company is subject to regulations of Washington State Department of Labor and Industries. Labor and Industries covers employee safety, injury claims and insurance, wages, wage complaints and trades and licenses.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Subsidiary Name: **Millwork Pro, Inc.**
Purpose: **Millwork installation**
Ownership: **100% Owned by Northtech Industries, Inc.**
Included in Financials: **Yes**

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Northtech Industries was formed in October, 2006. Its first acquisition was Millwork Pro, Inc., a millwork installation business, in October of 2006. The Company issued 2,840,000 common shares to the shareholders of Millwork Pro in exchange for 100% of the outstanding shares. At the time of the acquisition, the shareholders of Millwork Pro were Loren Perrigo and Mark Jensen holding 60% and 40% of the issued and outstanding shares respectively. Mr. Perrigo received 1,704,000 common shares, and Mr. Jensen received 1,136,000 common shares completing the acquisition. Northtech Industries was represented by CEO Mark Jensen who was also a director of Millwork Pro at the time of the acquisition. Millwork Pro was represented by President Loren Perrigo who is also the president of PCS Millwork. There were no third parties involved in the negotiations and agreement nor were there any fees paid. The management of Millwork Pro changed because of the acquisition. Mark Jensen, CEO of Northtech Industries took over the role of strategist and remains a director and secretary of Millwork Pro. Loren Perrigo assists with business development and sales and remains a director and president of Millwork Pro. A new General Manager, Chris Reed, was added.

Millwork Pro acquired the operations of a millwork installation division from PCS Millwork, Inc. PCS had been operating the division at a loss for three years. In that time, the install division recognized losses of approximately $3 million. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations, which consisted of, contracts for future work, approximately 20 employees, tools, and a van that had been fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable.

As of July of 2008 the Company has no acquisition targets and has not entered into any negotiations or letters of intent. We have identified potential target acquisitions, but have not yet performed any due diligence or begun negotiations. We have no immediate expansion plans beyond growing our current operations.

4.(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The following milestones are for Millwork Pro. Each requires research and development by management of Millwork Pro. The R & D process will develop the concepts, create methodologies, test the programs and develop working models.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Job Estimate Program	Research and Development	1 to 3 months
Construction Training Program	Research and Development	1 to 3 months
Production Scheduling	Research and Development	1 to 3 months
Business Development Team	Research and Development	1 to 3 months
Employee Recruiting Program	Research and Development	1 to 3 months

The stated milestones are necessary for the Company to achieve sustainable profitability. The Job Estimate Program is used to create a pricing estimate for the homebuilder. The program uses production time estimates to correctly estimate the labor hours and costs of an installation job. Approximately 100 man hours are needed to develop the program. A delay in the estimating program could cost the Company several hundred thousand dollars in lost margin. The cost will be included in payroll. The Construction Training Program trains employees on the thirty-four basic carpentry procedures Millwork Pro uses for installation. Approximately 200 man hours are needed to develop the program. The cost will be included in payroll. The Production Scheduling program creates a production schedule for a work crew to follow for a step-by-step scheduling of an installation program. About 100 man hours are needed to develop the program. The cost will be included in payroll. Delay in the scheduling could cost the Company customers which could result in lost revenue. The Business Development Team will consist of three people who will head marketing and sales efforts. The costs are part of payroll. The sales efforts will focus on lead generation, sales presentations and repeat business. A delay in the implementation of the sales development team could cost the Company approximately $500,000 in 2008. The Employee Recruiting Program will be a hiring process used to find the right employees for each production position. Approximately 200 man hours will be needed to develop the program. The costs will be included in payroll.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Business Development Team. The business development team is responsible for new customer acquisition. Currently the Company does not have its own sales team but relies on referrals from associated companies. A delay in the implementation of the sales development team could cost the Company approximately $500,000 in 2008.

Job Costing Program. The Company needs to improve its job costing capabilities and more closely determine the revenue, cost and profit per unit. Job costing software will be developed. A delay in the job costing program could cost the Company several hundred thousand dollars in lost margin.

Job Scheduling. Job scheduling software will improve the Company's delivery of goods and services. It will improve product delivery and employee scheduling. Delay in the job scheduling could cost the Company customers which could result in lost revenue.

Construction Training Program. Improved employee training is needed to improve quality, reduce labor costs and improve margins. A delay in the training program could cost the Company approximately $100,000 in wages.

Job Estimating Program. An improved job estimating program will create more precise estimates in terms of revenue, costs and profit. A delay in an improved estimating program could cost the Company approximately $500,000 in 2008.

NOTE: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (losses, shown in parenthesis.)
   Total $(225,662) – December 31, 2007

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Not Applicable

7. (a) What is the net tangible book value of the Company? (deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   Net tangible Book value of the Company:
   December 31, 2007 $(284,709) or $-0.03 per share December 31, 2006 - $(59,047) or -$0.01 per share.
   The price per share in this offering is $0.10 per share.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The share price has been arbitrarily set by management. This value is not related to net tangible book value rather it reflects the capital needed by the Company to fulfill its business plan.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

None

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 17 %

If the minimum is sold: N/A %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

There are no convertible securities issued or outstanding at this time.

If the maximum is sold: $1,125,000

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. The maximum amount of the proceeds is $200,000 and there is no minimum amount. Finder's Fees for money raised may be up to 10% of the amount raised. There are no commission fees. Legal and accounting fees will be approximately $25,000. These fees are paid as an expense through the Company's operating budget along with any expenses pertaining to this Offering. The entire proceeds if the maximum of $200,000 is reached will be used for working capital for this business mainly for general and administrative expenses relating to hiring of management, staff and sales people.

Use of proceeds base on amount of offering	100%	50%	10%
Four (4) laptop computers with Microsoft Office	$10,000	$10,000	$0
Four digital cameras	$2,000	$2,000	$0
Time tracking system	$5,000	$5,000	$5,000
Carpentry tools	$60,000	$25,000	$5,000
Marketing to homebuilders	$73,000	$35,000	$4,000
Advertising budget for hiring	$50,000	$23,000	$6,000
	$200,000	$100,000	$20,000

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Millwork Pro, the issuer's subsidiary, receives an advance on sales revenue from PCS Millwork. As of December 31, 2007, the balance of the advances was $245,292. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The amount is advanced twice monthly at the same time as payroll is paid to employees. The funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As at December 31, 2007, the Company has recognized losses of $225,662. A significant portion of these losses are attributable to the first quarter of 2007, since which time the Company has implemented and is continuously refining management tools and technology to manage the industrial changes and overhead costs of business. We believe we have effectively implemented tools necessary to achieve scalability, despite the downturn in residential home building in recent months and believe we will achieve profitability in 2008 and do not anticipate having any cash flow problems through current operations. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangements. The Company is not subject to any judgments, liens, or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will provide working capital dedicated to growing revenues. Management does not anticipate using the proceeds of this offering for cash flow deficits. The proceeds will supplement the Company's cash requirements including expansion for the next 12 months within the framework of the existing operations. The Company may be required to seek additional funding for any potential acquisitions.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

AMOUNT OUTSTANDING				
		As Adjusted		
	As of December 31, 2007	Shares @ 10%	Shares @ 50%	Shares @ 100%
Debt				
Short term debt 15.20%	2,075	2,075	2,075	2,075
Short term debt 0.00%	3,000	3,000	3,000	3,000
Long term debt	0	0	0	0
Nil				
Stockholders equity				
Class A Preferred Stock Issued And Outstanding - Nil	0	0	0	0
Class B Preferred Stock Issued And Outstanding - Nil	0	0	0	0
Class A Common Stock: $.001 par value Issued and outstanding 9,250,000	9,250	9,250	9,250	9,250
@ 10%		20,000		
@ 50%			100,000	
@ 100%				200,000
Class B Common Stock: $.001 par value Issued and outstanding 500,000	500	500	500	500
Additional Paid in Capital	1,660	1,660	1,660	1,660
Retained earnings	(296,119)	(296,119)	(296,119)	(296,119)
Total Stockholder Equity	(140,668)	(120,668)	(40,668)	59,332
Total Capitalization	**$ (140,668)**	**$ (120,668)**	**$ (40,668)**	**$ 59,332**
Number of Preferred Shares Authorized to be Outstanding				
Number of Class of Preferred	Par Value Shares Authorized	Per Share		
Class A	5,000,000	$0.001		
Class B	5,000,000	$0.001		
Number of class A common shares authorized: 85,000,000 shares with a par value of $.001				
Number of class B common shares authorized: 5,000,000 shares with a par value of $.001				

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: There are no options, or warrants, outstanding. Class B. Commons Stock is convertible to Class A Common Stock on a one for one basis. If converted the Class B Shares are retired and there will be no net change in the issued and outstanding capital of the Company.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ________ ____________________________
[X] Other: Class A Common Stock that is being sold in this offering has 1 vote per share, while the Class B Common Stock outstanding has 100 votes per share. Mark Jensen and Loren Perrigo are the only Class B shareholders.

Some provisions of our Articles of Incorporation and Bylaws may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
Some of the provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

For example: the holder(s) of our Class B Common Stock have superior voting rights in relation the Class A Common Stock being sold in this offering. The disproportionate voting power to the holders of our Class B Stock gives holders of Class B Common Stock 100 votes for each share as opposed to the one vote per share attached to Class A Common Stock. Currently the only holders of Class B Common Stock are Mark Jensen and Loren Perrigio. There are 50 million votes attached to the issued and outstanding shares of Class B Common Stock and an additional 8.75 million votes assigned to the issued and outstanding shares of Class A Common Stock controlled by management insiders as compared to the 2 million votes that will be attached to the shares in this offering. Assuming all of the shares of the offering are sold this arrangement ensures that effective control of the Issuer to the remains with the founders and management of the Company.

The stock with superior voting rights, could delay or inhibit the removal of incumbent directors and could delay, defer, make more difficult, or prevent a merger, tender offer or proxy content, or any change in control involving the Issuer, as well as the removal of management, even if such events would be beneficial to the interests of the Issuer's shareholders, and might limit the price certain investors are willing to pay in the future for shares of Common Stock. The issuance of any additional Class B Common Stock, could diminish the rights of holders of Class A Common Stock, and therefore could reduce the value of Class A Common Stock.

In addition, specific rights granted to future holders of Preferred Stock if issued by the Board of Directors could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue Preferred Stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders' control.

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

Not applicable

17. (a) If securities are notes or other types of debt securities:

Not Applicable

(1) What is the interest rate?______%
If interest rate is variable or multiple rates, describe: ________________

(2) What is the maturity date?____/____/____
If serial maturity dates, describe: ________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? As at December 31, 2007 $5,075 (December 31, 2006 $56,518) for a short term note payable relating to insurance coverage.____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

18. If securities are Preference or Preferred stock:
Not Applicable

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

Explain:

Attach to this Offering Circular as Exhibit are copies the Articles of the Company that give rise to the rights of holders of Class B Common and Class A and Class B Preferred stock..

Not Applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not Applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

Not Applicable

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company has not retained any selling agents; Subscriptions should be sent directly to the Company at the following address:

Name:	Northtech Industries Inc
Address:	11410 NE 124th Street #299 Kirkland, WA 98034
Telephone:	425-814-3734

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Issuer currently has no arrangement with any agent or finder. The issuer may pay a Finder's Fee of up 10% of the funds raised as a direct result of a finder's efforts.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Mark Jensen	Name:	Loren Perrigo
Address:	11410 NE 124th Street #299 Kirkland, WA 98034	Address:	18715 141st Avenue Northeast Woodinville, WA 98072
Telephone:	425-814-3734	Telephone:	425-488-2344

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **Not applicable.**

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

None

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Not Applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All of the currently issued and outstanding shares bear the following restrictive legend.

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or applicable state or provincial securities laws, and may not be offered for sale, sold, transferred or assigned in the absence of an effective registration statement for the securities under the Securities Act, or an opinion of counsel, in form, substance and scope reasonably acceptable to the Company, that registration is not required under the Securities Act, or unless sold pursuant to Rule 144 under the Securities Act."

All currently issued and outstanding shares are owned by affiliates of the issuer and will be restricted securities for at least 1 year from the date they were obtained. After one-year holding period – affiliates may resell in accordance with all Rule 144 requirements, including: the availability of current public information, about the company. Any such sales would be subject to volume limitations, manner of sale requirements and the filing of a Form 144 with the Securities and Exchange Commission

NOTE: EQUITY INVESTORS SHOULD BE AWARE THAT UNLESS THE COMPANY IS ABLE TO COMPLETE A FURTHER PUBLIC OFFERING OR THE COMPANY IS ABLE TO BE SOLD FOR CASH OR MERGED WITH A PUBLIC COMPANY THAT THEIR INVESTMENT IN THE COMPANY MAY BE ILLIQUID INDEFINITELY.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not Applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: CEO

Mark Jensen
Office Street Address:
11410 NE 124th Street #299
Kirkland WA 98034

Age: 45
Telephone Number:
(425) 814-3734

Names of employers, titles dates of positions held during the past five years with an indication of job responsibilities

Mr. Jensen has consulted with more than 300 companies in the past 17 years as a marketing consultant. Since 2000 he has owned and operated his own marketing consulting firm in Seattle – DVRC, Inc. He has provided marketing consulting services to many companies in the Seattle area. His responsibilities are the design and implementation of the client's sales funnel. This includes designing and implementing lead generation and sales systems. As a consultant he primarily works with one key senior executive who in turn works with employees directly. He primarily works with firms from 10 to 100 employees although has worked with larger customers. His largest customer was 7-Eleven Canada. He is also a founder and CEO of MGN Technologies, Inc., a Vancouver, BC based company since December of 2005 to current. It is a software developer and Internet marketing firm. He provides senior management, strategy and business development activities.

Mr. Jensen spends 50% of his time on Northtech and 50% of his time on MGN Technologies.

Education: (degrees, schools , and dates):

Mr. Jensen has a Bachelors Degree in communications from Washington State University earned between 1980 and 1984

Also a Director of the Company [X] Yes[ ] No

30. Chief Operating Officer:
Tim Flanigan,
Office Street Address:
18715 141st Avenue NE
Woodinville, WA 98072

Vice President of Operations
Age: 43
Telephone Number:
(425) 488-2433

Names of employers, titles dates of positions held during the past five years with an indication of job responsibilities

Mr Flanigan is also the General Manger of PCS Millwork. He divides his time between the two companies.

He has been with PCS Millwork for fifteen years and has been in the millwork industry for twenty years. He manages production, accounting, finance, and information systems. He has an accounting degree and is a business operations specialist.

Mr. Flanigan spends 80% of his time on PCS Millwork and 20% of his time on Northtech.

Education: (degrees, schools , and dates):

Mr. Flanigan has a Bachelors Degree in Business Administration earned at the University of Washington Between 1982 and 1987.

Also a Director of the Company [X] Yes[ ] No

31. Chief Financial Officer

Mark Jensen
See above

32 Other Key Personnel:

(a) Name:Loren Perrigo Age:53
Title: Vice President of Sales
Office Street Address: Telephone Number:
18715 141st Avenue NE (425) 488-2433
Woodinville, WA 98072

Names of employers, titles dates of positions held during the past five years with an indication of job responsibilities

Loren Perrigo is also the President of Millwork Pro. and the owner and President of PCS Millwork in Woodinville, Wa. From a startup fifteen years ago, he has grown PCS Millwork to become one of the largest millwork businesses in the State of Washington. He services national builders such as DR Horton. In his multiple roles he is responsible for all aspects of business development. Loren Perrigo has been in the door and millwork industry for approximately 30 years. He is also the founder of the DOCS Foundation raising money and awareness for diabetes. PCS Millwork has a business development contract with Millwork Pro. PCS provides business development services to Millwork Pro in the form of new customer relationships. PCS provides billing services to Millwork Pro where PCS has a turnkey package and sells the millwork and Millwork Pro provides the installation services.

Mr. Perrigo spends 80% of his time on PCS Millwork and 20% of his time on Northtech.

Education:
Mr Perrigo is self educated

Also a Director of the Company [X] Yes [ ] No

(b) Name: Jessica Thibert Age:28
Title: Corporate Secretary and Director of Administration
Office Street Address: Telephone Number:
408 – 5438 198 St (604) 533-3389
Langley BC Canada V3A 1G2

Names of employers, titles dates of positions held during the past five years with an indication of job responsibilities

Ms. Thibert has been involved in the public company sector for five years and has held the office of corporate secretary for several Toronto Stock Exchange (TSX) and Over the Counter Bulletin Board (OTC:BB) companies. Ms. Thibert worked for ACS Management Group Inc. from August 2002 through May 2006, where she was responsible for corporate and regulatory compliance for over a dozen publicly traded companies. She has been corporate secretary for MGN Technologies, Inc. since May of 2006 and maintains that position currently. She has a strong paralegal and business administration background and is responsible for coordinating and overseeing all regulatory reporting obligations and corporate administrative functions.

Ms. Thibert spends 70% of her time on Northtech and 30% of her time on MGN Technologies.

Education: (degrees, schools, and dates):

Ms. Thibert has acquired her skill through work experience.

Also a Director of the Company [] Yes [X] No

DIRECTORS OF THE COMPANY

33. Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not Applicable

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

Mark Jensen has consulted in the millwork industry since 2001. Mark Jensen acted as a consultant to PCS Millwork to develop a strategy for corporate growth.

Loren Perrigo (see paragraph 32 (a) above) PCS Millwork had an installation division which was acquired by Millwork Pro. This division was developed in part by Loren Perrigo

Tim Flannigan (see paragraph 31. above) Mr. Flanigan joined the Company after working for PCS Millwork's installation division.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

There are no releases or consents needed from prior employees. All proprietary systems, processes, procedures or programs have been developed in-house.

In any situation where certain of the directors may serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures with the issuer, the directors of the issuer may have a conflict of interest and negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a director who has such a conflict must disclose the nature and extent of his interest to the meeting abstained from voting for or against the approval of such participation.

In the opinion of management, there are no existing or potential conflicts of interest among the issuer, its directors, officers, principal holders of securities and persons providing professional services to the issuer which could reasonably be expected to affect a subscriber's investment decision except as disclosed elsewhere in this Form or as disclosed below. Accordingly the Company has taken no steps to obtain releases or consents from any prior employers of its Officers Directors or other key personnel.

Relationship with PCS Millwork,

The issuer and PCS Millwork share a common management and control. Loren Perrigo, the owner and President of PCS Millwork is also a director of the Company and President/Director of Millwork Pro. Millwork Pro has a business development agreement with PCS Millwork. The Issuer acquired its subsidiary, Millwork Pro, from PCS Millwork. Loren Perrigo is in a management position where he has knowledge of trade secrets and know-how from both Northtech and Millwork Pro. He has signed a non-disclosure agreement with Northtech and Millwork Pro not to disclose or use trade secrets for the benefit of PCS Millwork without the express written consent of management.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mark Jensen has worked in startup and development companies since 1990. He provided management consulting, fundraising and marketing and sales consulting services to approximately 300 companies. He generated more than $3 million in sales for health clubs in the Pacific Northwest in the 1990's. In 1999 he developed a broker network coast-to-coast in Canada from Vancouver, British Columbia to Newfoundland for Premium Cigars International generating more than $5 million in sales in the first year of operations through convenience store chains such as 7-Eleven and PetroCanada. In 2003 he was a consultant to Safeworks of Kent, Washington, providing sales consulting services to a new nationwide sales network. He was a consultant to Door-To-Door Storage of Seattle, WA to develop a nationwide sales system. He was a founder of MGN Technologies in 2005, developing the first mobile gaming system for poker to integrate with online play. He has developed business plans for four public companies. He has developed a complete set of marketing and sales manuals for startup companies. The manuals can be found at www.b2bmarketingplan.com.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Issuer does not maintain key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	# of Shares After Offering if all Securities Sold	% of Total
Mark Jensen 11410 NE 124th Street #299Kirkland, WA 98034 425-814-3734 CEO / Director	Class A Common Class B Common	0.001 0.01	6,796,000 (1) 400,000 (1)	73.5% 80%	6,796,000 400,000	60.4% 80%
Loren Perrigo 18715 141st Avenue NE Woodinville, WA 98072 425-488-2344 Director	Class A Common Class B Common	0.001 0.01	1,704,000 (1) 100,000 (1)	18.5% 20%	1,704,000 100,000	15.1% 20%
			No of Common Shares if Class B Shares converted			
Mark Jensen 11410 NE 124th Street #299 Kirkland, WA 98034 425-814-3734 CEO / Director	Class A Common Class B Common	0.001 0.001	7,196,000 0	77.8% 0	7,196,000 0	64% 0
Loren Perrigo 18715 141st Avenue NE Woodinville, WA 98072 425-488-2344 Director	Class A Common Class B Common	0.001 0.001	1,804,000 0	19.5% 0	1,804,000 0	16% 0

(1) Issued in exchange for services rendered. To date neither Mr. Jensen nor Mr. Perrigo have received any cash based compensation for their work and services provided to Northtech or its subsidiary.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 9,750,000 shares (100 % of total outstanding)
After offering:

a) Assuming minimum securities sold: there is no minimum amount of shares set for this offering
b) Assuming maximum securities sold: 2,000,000 shares (18% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

One of the company's officers and directors, Loren Perrigo, is the principal shareholder of PCS Millwork, Inc. The issuer's subsidiary, Millwork Pro, has a strategic relationship with PCS Millwork. PCS Millwork is able to offer installation services to its customers and Millwork Pro receives 60% of its business as a result of referrals from PCS Millwork.

Millwork Pro receives advances through a line of credit and billing arrangement with PCS Millwork. These advances are shown on the books of the Company as a debt.

If the volume of sales is less than expenses in a given month, PCS Millwork has loaned money to the Company interest free. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The advances are made twice monthly at the same time as payroll is paid to employees.

PCS Millwork bills and collects the accounts for Millwork Pro even for customers that do not purchase PCS Millwork products. If the Company's revenues exceed its expenses in a given month, PCS Millwork is free to take some or all of the excess funds to reduce the debt. It is expected that the debt will be repaid out of increased future sales revenue by the Company or by another form of financing in the future. As of December 31, 2007, the balance of these advances was $245,292.

This line of credit agreement is not reduced to writing. Management believes the funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork. If PCS Millwork is unwilling or unable to provide this line of credit to the Company and if the Company is unable to find other sources of financing or investment the Company may not be able to sustain its business and investors could lose some or all of their investment.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company has been in operation since November of 2006. Currently, the primary salaries are $60,000 a year for Administration Manager Jessica Thibert, $63,700 a year for Millwork Pro General Manager Chris Reed and $50,000 a year for Millwork Pro Superintendent Charles Sheridan. Officers and Directors of Northtech are currently unpaid.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
CEO Mark Jensen will receive a salary of $80,000 a year starting in late-2008.

(c) If any employment agreements exist or are contemplated, describe:

		Cash	**Other**
	Chief Executive Officer	$80,000	
	Chief Operating Officer	$0	$
	Chief Accounting Officer	**$0**	**$**
	Key personnel:	**$113,700**	**$**
	Jessica Thibert	**$60,000**	**$**
		$	**$**
		$	**$**
	Others:	**$**	**$**
		$	**$**
		$	**$**
		$	**$**
Total:		**$253,700**	**$**
		$	**$**
	Directors as a Group (number of persons 1)	**$80,000**	**$**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 500,000 Class A Common shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

There are no shares subject to issuance under presently outstanding stock purchase agreements, options, or warrants.

Shares of Class B Common stock are convertible on a one to one basis for shares of Class A Common stock and must be so converted when they leave the control of the current holders.

There are 500,000 shares of Class B Common Stock owned by officers and directors of the Company. If these shares are converted the Class B shares must be retired. As a result there will be no change in the percentage of issued and outstanding stock upon conversion.

Please see Exhibit 2 Article IV

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

Not Applicable

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
Not Applicable

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The business is dependent upon a few key personnel. Loren Perrigo is responsible for the bulk of the business development of the Company. He is a key shareholder of the Company. Mark Jensen is a chief architect of business structure and operations and is a significant shareholder in the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Not Applicable

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not Applicable

NOTE: POTENTIAL INVESTORS ARE ENCOURAGED TO HAVE THEIR OWN PERSONAL TAX CONSULTANT CONTACT THE TAX ADVISOR TO REVIEW DETAILS OF THE TAX BENEFITS AND THE EXTENT THAT THE BENEFITS WOULD BE AVAILABLE AND ADVANTAGEOUS TO THE PARTICULAR INVESTOR.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not Applicable

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

For the Period October 23, 2006 (date of inception)
to December 31,2006

and

For the Year Ended December 31, 2007

With Independent Accountants' Review Report

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

Table of Contents

Page

vshcpa.com

VARNER SYTSMA HERNDON
A BALANCED APPROACH

Phone: 360 734-8715 Fax: 360-738-1176
2200 Rimland Drive - Suite #205 - Bellingham, WA - 98226

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
Northtech Industries, Inc.
Kirkland, Washington

We have reviewed the accompanying consolidated balance sheets of Northtech Industries, Inc. (a Corporation) and subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the period October 26 (date of inception) to December 31, 2006 and for the year ended December 31, 2007, in accordance with *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Northtech Industries, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Varner Sytsma & Herndon

Bellingham, Washington
July 16, 2008

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets		
Cash	$ 4,390	$ 5,880
Accounts receivable, PCS Millwork	-	44,447
Prepaid expenses	7,470	74,199
Employee tool advances	-	6,977
Total current assets	11,860	131,503
Property and equipment		
Vehicles and equipment	8,040	-
Accumulated depreciation	(1,025)	-
Property and equipment, net	7,015	-
Total assets	$ 18,875	$ 131,503

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Current liabilities		
Accounts payable	$ 28,127	$ 38,113
Advances from PCS Millwork	245,292	48,942
Accrued expenses	25,090	46,977
Short term notes payable	5,075	56,518
Total current liabilities	303,584	190,550
Shareholders' equity		
Class A Common stock, par value $.001, 85,000,000 shares authorized, 9,250,000 shares issued, and outstanding	9,250	9,250
Class B Common stock, par value $.001, 5,000,000 shares authorized, 500,000 shares issued, and outstanding	500	500
Class A Preferred stock, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class B Preferred stock, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Additional paid-in-capital	1,660	1,660
Retained deficit	(296,119)	(70,457)
Total shareholder's equity	(284,709)	(59,047)
Total liabilities and shareholders' equity	$ 18,875	$ 131,503

See accountants' review report and accompanying notes

NORTHTECH INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Period October 23, 2006 (date of inception) to December 31, 2006
and
For the Year Ended December 31, 2007

	2007	Percent	October 23, 2006 (date of inception) to December 31, 2006	Percent
Revenues	$ 1,436,471	100.0%	$ 255,947	100.0%
Cost of Revenues Earned				
Wages	624,669	43.5	137,970	53.9
Subcontractors	621,701	43.3	75,589	29.5
Insurance	102,113	7.1	23,899	9.3
Payroll taxes	57,510	4.0	14,956	5.8
Employee benefits	49,990	3.5	17,057	6.7
Automobile	32,210	2.2	5,381	2.1
Total cost of revenues earned	1,488,193	103.6	274,852	107.4
Gross Loss	(51,722)	(3.6)	(18,905)	(7.4)
General and Administrative Expenses				
Consulting	67,002	4.7	22,410	8.8
Supplies	33,490	2.3	3,158	1.2
Professional fees	32,287	2.2	14,727	5.8
Telephone	16,328	1.1	2,245	0.9
Advertising	9,676	0.7	-	-
Business taxes	7,175	0.5	1,239	0.5
Bank charges	1,545	0.1	210	0.1
Travel	1,526	0.1	-	-
Business licenses and fees	1,332	0.1	702	0.3
Depreciation	1,025	0.1	-	-
Website development	-	0.0	5,520	2.2
Dues and subscriptions	-	0.0	478	0.2
Total general and administrative expenses	171,386	11.9	50,689	19.8
Loss from operations	(223,108)	(15.5)	(69,594)	(27.2)
Other expense				
Interest expense	2,554	0.2	863	0.3
Net loss	$ (225,662)	(15.7%)	$ (70,457)	(27.5%)

See accountants' review report and accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Period October 23, 2006 (date of inception) to December 31, 2006
and
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Shareholder's Equity
Balance, October 23, 2006	$ -	$ -	$ -	$ -
Issuance of common stock in exchange for services on December 15, 2006	9,750	1,660	-	11,410
Net loss	-	-	(70,457)	(70,457)
Balance, December 31, 2006	9,750	1,660	(70,457)	(59,047)
Net loss	-	-	(225,662)	(225,662)
Balance, December 31, 2007	$ 9,750	$ 1,660	$ (296,119)	$ (284,709)

See accountants' review report and accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Period October 23, 2006 (date of inception) to December 31, 2006
and
For the Year Ended December 31, 2007

	2007	October 23, 2006 (date of inception) to December 31, 2006
Cash flows from operating activities		
Net loss	$ (225,662)	$ (70,457)
Adjustments to reconcile net income to net cash provided by operating activities		
Common stock issued in exchange for services	-	11,410
Depreciation	1,025	-
(Increase) decrease in		
Accounts receivable, PCS Millwork	44,447	(44,447)
Prepaid expenses	66,729	(74,199)
Employee tool advances	6,977	(6,977)
Increase (decrease) in		
Accounts payable	(9,986)	38,113
Accrued expenses	(21,887)	46,977
Net cash used by operating activities	(138,357)	(99,580)
Cash flows from investing activities		
Purchase of equipment	(1,040)	-
Net cash used by investing activities	(1,040)	-
Cash flows from financing activities		
Net advances from PCS Millwork	196,350	48,942
Payments on short-term debt	(58,443)	-
Net proceeds from short-term debt	-	56,518
Net cash provided by financing activities	137,907	105,460
Net increase (decrease) in cash	(1,490)	5,880
Cash, beginning of year	5,880	-
Cash, end of year	$ 4,390	$ 5,880
Supplemental disclosure		
Interest paid	$ 2,581	$ 863
Loan proceeds used to purchase equipment	$ 7,000	$ -

See accountants' review report and accompanying notes

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Northtech Industries, Inc. and subsidiary is presented to assist the reader in evaluating the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Description of Business
Northtech Industries, Inc. ("Northtech" or the "Company") is a holding corporation incorporated in the state of Nevada. It operates in the residential construction services industry through its wholly owned subsidiary Millwork Pro, Inc. ("Millwork Pro" or "Subsidiary") a Washington State corporation. The Company's business model is to acquire existing operators in selective niches of residential construction services and build a profitable and growing company. The Company services high-volume production homebuilders in key growth markets in the Pacific Northwest.

The Company's consolidated revenues in the periods under review were derived entirely from installing millwork products for single and multi family residential home builders. The projects are short-term in nature and are billed by the Company when completed.

Basis of Consolidation
The consolidated financial statements include the accounts of Northtech Industries, Inc, and its wholly-owned subsidiary Millwork Pro. All material intercompany transactions between the Company and its Subsidiary have been eliminated in consolidation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded net of an allowance for doubtful accounts. All accounts are fully collectible, therefore, no allowance has been established as of December 31, 2007 and 2006.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expense for the period October 23, 2006 (date of inception) to December 31, 2006 was $0. Advertising expense for the year ended December 31, 2007 was $9,676.

Revenue Recognition
The Company recognizes revenues on the completed-contract method. The completed-contract method is used because the typical contract is completed in one month or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered substantially complete at the time of departure from the job site.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk
Millwork Pro has one major customer, PCS Millwork, from whom 60% of revenues were earned for the period October 23, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007. The Company is contractually obligated to service the clients of PCS Millwork. All customers are billed through a billing arrangement with PCS Millwork, but 40% of the revenues are from internal marketing programs. PCS Millwork is owned 100% by a shareholder of the Company.

Stock Based Compensation
The Company uses the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* for its nonemployee stock compensation plan. Under Statement No. 123, compensation expense is determined based on the fair value of the services received.

Vehicles and Equipment
Vehicles and equipment are stated at cost. Gains or losses on dispositions of equipment are included in operations in the year of disposal.

Depreciation
Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PREPAID EXPENSES

The Company purchased a $17,927 a business insurance policy with Pro Builders Insurance on May 31, 2007. This policy provides coverage for the period June 2007 to May 2008. The monthly premium cost for this policy is $1,494, and the Company has expensed seven months of the policy during the period under review. The balance in prepaid expenses for this policy at December 31, 2007 was $7,470.

The balance in prepaid expenses at December 31, 2006 is comprised of the following amounts:

Prepaid legal fees	$ 2,500
Prepaid business insurance	71,699
Total	$ 74,199

NOTE 3. SHORT TERM NOTES PAYABLE

On October 26, 2006, the Company entered into a note payable for $95,599 with Premium Financing Specialists to finance the purchase of business insurance. The note has a stated interest rate of 7.75%. The note consists of an initial downpayment of $25,400 and ten monthly installments of $7,272 with the final monthly payment due August 26, 2007. The principal balance on this loan at December 31, 2007 and 2006 was $0 and $56,518, respectively.

On May 31, 2007, the Company entered into a note payable for $17,927 with Baytree Finance Company to finance the purchase of business insurance. The note has a stated interest rate of 15.20%. The note consists of an initial downpayment of $8,983 and nine monthly installments of $1,058 with the final monthly payment due February 29, 2008. The Company made a total of seven payments during the period under review. The principal balance on this loan at December 31, 2007 was $2,075.

The Company entered into a note payable for $7,000 to purchase a 2000 Ford Econoline for $7,000 on May 24, 2007. The note is due in $500 monthly installments with no interest for 14 months beginning May 24, 2007. The balance owing at December 31, 2007 was $3,000.

NOTE 4. INCOME TAXES

The Company has a total federal net operating loss carryforward of $282,240 for Millwork operations that is available to offset future taxable income of which $56,047 will expire in 2026 and $226,193 will expire in 2027. The Company also has start-up costs of $14,410 related to consolidation activities that can be amortized and offset against future taxable income for a period of five years. No income tax expense or corresponding liability has been recorded for the year ended December 31, 2007. The Company made no cash payments for federal income tax in the year ended December 31, 2007.

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Management has determined that no valuation allowance related to deferred tax assets or deferred tax liabilities is necessary at December 31, 2007.

The Company conducts all business activities in the state of Washington. The Company, therefore, is not subject to state income tax and, accordingly, no provision has been made.

NOTE 5. EXCHANGE OF STOCK

Millwork Pro acquired its operations from PCS Millwork, the Company's largest customer as of December 31, 2007. Millwork Pro acquired contracts for future work, approximately 20 employees, tools and a van for no consideration. PCS Millwork had been operating the millwork installation division for three years at the date of acquisition with losses to date of approximately $3,000,000. The sole shareholder of PCS Millwork at the time of acquisition was also the majority shareholder of Millwork Pro.

The Company was charted as a new entity and then exchanged stock with Millwork Pro as part of their business model to acquire and consolidate existing operators in selective niches of residential construction services.

On October 23, 2006 the Company issued 2,840,000 common shares to the shareholders of Millwork Pro in exchange for all of the 100 issued and outstanding shares of Millwork Pro. The Millwork Pro stock was held at the time of exchange by two shareholders who owned 60% and 40% of the stock, respectively. The two holders of Millwork Pro stock received 1,704,000 and 1,136,000 shares of the Company in exchange for their Millwork Pro stock. The Company then reflected the same ownership percentages that Millwork Pro had prior to the exchange, ownership of 60% and 40% by two shareholders.

As of October 23, 2006 Millwork Pro had not started operations and had no assets or liabilities to exchange, though there was a potential market that Millwork Pro had identified as a source for revenues. The value of the shares at the time of the exchange was $0, which was the fair market value of the assets and liabilities of the Company as of October 23, 2006.

NOTE 6. COMMON STOCK ISSUED

The shareholders received 6,410,000 shares of Class A common stock and 500,000 shares of Class B common stock in the Company in exchange for services performed in 2006. The stock was valued based on the fair value of services rendered in exchange for the stock. Total consulting expense related to these shares was $11,410.

The shareholders received 2,840,000 shares of common stock in the Company in exchange for all of the shares of Millwork.

NOTE 7. CAPITAL STOCK

Each holder of Class "A" Common Stock shall be entitled to one vote for each share of Class "A" Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Each holder of Class "B" Common Stock shall be entitled to five hundred votes for each share of Class "B" Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of stockholders of the Company.

NOTE 7. CAPITAL STOCK, continued

The holders of Class "A" Common Stock shall be entitled to receive, share for share, with the holders of shares of Class "B" Common Stock, such dividends if, as, and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class "A" Common stock shall receive Class "A" Common Stock and holders of Class "B" Common Stock shall receive Class "B" Common Stock.

In the event of voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of Class "A" Common Stock shall be entitled to receive, share for share with holders of Class "B" Common Stock, all the assets of the Company of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

Each share of Class "B" Common Stock shall be convertible into one fully paid and nonassessable share of Class "A" Common Stock at the option of the holder thereof at any time.

The powers, designations, preferences, rights, and qualifications of the Class "A" and Class "B" preferred shares shall be set by a resolution of the Board of Directors.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has transactions with PCS Millwork in the ordinary course of business. PCS Millwork is owned 100% by a shareholder of the Company.

Total revenues received from PCS Millwork for the year ended December 31, 2007 were $1,436,471. Total revenues received from PCS Millwork for the period October 23, 2006 (date of inception) to December 31, 2006 were $255,947. All revenues were received from PCS Millwork because PCS Millwork does all of the billing for the Company and customers pay PCS Millwork. However, 40% of the revenues are from outside customers from internal marketing programs.

The Company receives interest-free advances from PCS Millwork equal to Millwork Pro's monthly losses, if losses occur. The advances are made twice monthly in conjunction with Millwork Pro's payroll. The advances will be repaid from future sales revenue and/or by another form of financing. At December 31, 2007, the Company had advances from PCS Millwork totaling $245,292.

At December 31, 2006 the Company had advances from PCS Millwork totaling $48,942 and an account receivable from PCS Millwork of $44,447 for a net amount owing of $4,495.

The Company purchased a 2000 Ford Econoline from an employee for $7,000 on May 24, 2007. The note is due in $500 monthly installments with no interest for 14 months beginning May 24, 2007. The balance owing at December 31, 2007 was $3,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Northtech Industries, Inc. (the "Company" or "Northtech") is a holding corporation incorporated in the State of Nevada. It operates in the residential construction services industry through its subsidiary, Millwork Pro, Inc. a Washington State corporation, acquired in October 2006. Its business model is to grow its business by acquiring existing operators in selective niches of residential construction services and to apply management expertise to build a profitable, competitive and growing company. The Company currently services *high-volume production homebuilders in key growth markets* starting with the Pacific Northwest. Millwork Pro, the Company's subsidiary, provides millwork installation services to production residential home builders and custom home builders. It installs exterior and interior doors, moldings, cabinets, stairs and mantles. The installation service is based on a homebuilder's blueprints and product specifications. Installers are trained to carefully measure, cut, and nail doors and moldings to match the builder's specifications. Millwork Pro hires laborers as employees and also hires subcontractors with labor crews. In December of 2007 Millwork Pro has a total of 60 laborers in the field installing millwork for 8 homebuilders in the Greater Puget Sound area. It is a service business where labor represents more than 80% of costs. Millwork Pro doesn't purchase and resell materials such as doors and moldings. It provides the installation service only. It has no intentions of offering materials for resell. In the near future Millwork Pro intends to expand its installation services to include flooring, fireplaces, garage doors, and windows. Currently Millwork Pro operates with the Greater Puget Sound area. It plans to continue to gain customers within this service area.

The Company, Millwork Pro and PCS Millwork share common management, Millwork Pro was incorporated in July of 2006. In October, 2006 Millwork Pro acquired the operations of a millwork installation division from PCS Millwork. PCS Millwork had been operating an installation division at loss for three years. These losses were approximately $3 million dollars. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations consisting of, contracts for future work, approximately 20 employees, tools and a van which was fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The company under its current management has reduced annual losses from approximately $1million dollars to under $250,000. PCS sells millwork materials and operated the installation division to offer a turnkey product to homebuilders.

Since the operations of Millwork Pro had not shown a profit as an independent business or as a division and since after the acquisition the percentage of ownership of the principal shareholders of both Millwork Pro and Northtech was the same the assets acquired by Northtech were assigned no value.

Management of Northtech believes it will build value in the Company by applying better management and marketing discipline to its operations. Management believes that it can diversify its customer base, reduce its costs and operate profitably. Management may be mistaken in its beliefs. There is no guarantee that Management will find additional business independent of PCS Millwork or ever have sustainable profits.

Management also believes based solely on its experience in the industry that there are more divisions and small companies in the construction industry that are weak in management and marketing skills. Management believes that it will be able to acquire an equity interest in such businesses in exchange for providing its expertise in those areas. Management may be mistaken in these beliefs and if so may be unsuccessful in achieving its business plan objectives. Investors could lose all of their investment in this case.

Our Financial Condition

The Company's revenues were derived entirely from installing millwork products for single and multi family residential home builders through the operations of its subsidiary, Millwork Pro.

	Year Ended December 31, 2007		October 23, 2006 (date of inception) to December 31, 2006	
Revenues	$	1,436,471	$	255,947
Cost of Revenues Earned		1,488,193		274,852
Gross Loss		(51,722)		(18,905)
General and Administrative Expenses		171,386		50,689
Loss from Operations		(223,108)		(69,594)
Interest Expense		2,554		893
Net Loss	$	(225,662)	$	(70,457)

Revenues

For the year ended December 31, 2007 the Company recognized revenues of $1,436,471 (For the period October 23, 2006 (date of inception) to December 31, 2006 - $225,947). The increase in 2007 is reflective of a full year of operations. Monthly revenues have remained consistent from the date of inception through 2007.

Cost of Revenues Earned / Gross Loss

Costs of Revenues Earned, as reflected in the Company's statement of operations, consists of employee wages, subcontractor costs, insurance, payroll taxes, employee benefits, and automobile costs. As a percentage of total revenue, we've decreased our gross loss to (3.6%) for the year ended December 31, 2007 as compared to (7.4%) for the period October 23, 2006 (date of inception) to December 31, 2006. During 2007, we have reduced wage costs and increased the cost for subcontractors, this has resulted in an overall savings from employee benefits and payroll taxes. We have also decreased our insurance costs which added to the overall reduction in losses for the year.

General and Administrative Expenses

As a percentage of total revenue, we've decreased our General and Administrative Expenses to 11.9% for the year ended December 31, 2007 as compared to 19.8% for the period October 23, 2006 (date of inception) to December 31, 2006. The most significant reductions were those attributable to consulting and professional fees, which include primarily legal and accounting costs.

Net Loss

For the year ended December 31, 2007 the Company recognized a net loss of $225,662 (For the period October 23, 2006 (date of inception) to December 31, 2006 - $70,457). A significant portion of the losses incurred in 2007 were attributable to the first quarter ended March 31 ($116,244). Management has implemented procedures and processes to streamline the business operations making it possible to effect scalability of operations and the ability to better predict market conditions. These processes have increased our efficiency and we believe we will see continued improvement in the financial condition of our operations as we have in the remainder of 2007. The Company recognizes revenues on the completed-contract method. The completed-contract method is used because the typical contract is completed in one month or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered substantially complete at the time of departure from the job site.

Critical Accounting Policies and Estimates

Basis of Consolidation
The consolidated financial statements include the accounts of Northtech Industries, Inc, and its wholly-owned subsidiary Millwork Pro. All material intercompany transactions between the Company and its Subsidiary have been eliminated in consolidation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded net of an allowance for doubtful accounts. All accounts are fully collectible, therefore, no allowance has been established as of December 31, 2007 and 2006.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expense for the period October 23, 2006 (date of inception) to December 31, 2006 was $0. Advertising expense for the year ended December 31, 2007 was $9,676.

Revenue Recognition
The Company recognizes revenues on the completed-contract method. The completed-contract method is used because the typical contract is completed in one month or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered substantially complete at the time of departure from the job site.

Concentrations of Credit Risk
Millwork Pro has one major customer, PCS Millwork, from whom 60% of revenues were earned for the period October 23, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007. The Company is contractually obligated to service the clients of PCS Millwork. All customers are billed through a billing arrangement with PCS Millwork, but 40% of the revenues are from internal marketing programs. PCS Millwork is owned 100% by a shareholder of the Company.

Stock Based Compensation
The Company uses the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* for its nonemployee stock compensation plan. Under Statement No. 123, compensation expense is determined based on the fair value of the services received.

Vehicles and Equipment
Vehicles and equipment are stated at cost. Gains or losses on dispositions of equipment are included in operations in the year of disposal.

Depreciation
Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's revenue is derived from the operations of its subsidiary Millwork Pro, Inc. and the following comments relate to those operations:

Client base. The client base is subject to fluctuations. Sales are accomplished on a referral basis. If referrals are slow then sales are slow. Attrition in the client base leads to fewer billable hours of labor. To increase the customer base and minimize fluctuations in billable units the Company is focusing on the development of a dedicated sales team. The sales team will build a sales funnel and generate billable labor hours.

Margins. The issuer's subsidiary, Millwork Pro was spun off from PCS Millwork that provided an installation to enhance its sales of millwork products. In its first year as an independent company Millwork Pro sustained operating losses due in part to low profit margins. This was caused primarily by poor pricing policies. In the past, jobs were being priced at break-even margins or even negative margins. Procedures and policies at Millwork Pro have changed and, as of June of 2007, a target margin of 25% gross profit is the standard.

Estimating. The Company's estimating process is incomplete. It doesn't take into account key measurements needed to create required margins. The estimating hasn't correctly determined the correct man hours for each type of job. Poor estimating leads to higher job costs, greater internal losses and employee turnover. The Company is developing an improved estimating system that will operate with a high degree of accuracy.

Scheduling. Historically the Company hasn't had a structured and reliable scheduling program. Schedules are made with little notice or accuracy. As job schedules change often the changes are missed. Customer service has often suffered. The Company has implemented an improved scheduling program. New versions of the program are in development. Improved scheduling will greatly improve customer service, employee morale and operating margins.

Insurance costs. Insurance carriers have been reacting to class action law suits in Washington State. At inception, October of 2006, the Company entered into a note payable totaling $95,599 relating to liability insurance for the period of October 2006 through September 2007. On May 31, 2007, we were able to obtain insurance at a favorable rate and as a result we have been able to reduce our costs substantially. For the period of June 2007 through May 2008, our insurance costs were $17,927 and for the period of June 2008 through May 2009, we were able to reduce these costs even further to $13,981.46.

Internal losses. Sales orders are often incorrect and incomplete. Labor costs are significantly higher as site visits are often repeated because of missing or incorrect materials. Fixing mistakes and repairing poor quality jobs increase labor and lead to significant losses. The Company is implementing procedures for sales ordering, job specifications, communication and training to decrease internal losses.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Housing starts in the residential construction have fallen in 2007. According to the US Department of Commerce housing starts slumped in February of 2007 to an annual pace of 1.408 million. Housing starts in 2005 were 2.07 million. Homebuilders are decreasing the number of houses they're building due to slower home sales and excess inventory. The Company is dependent upon housing starts. It will need to increase its customer base and carry more customers to make up for fewer starts per builder. Liability insurance costs could be of concern. Liability insurance costs have increased due to class action law suits in the residential construction industry. Insurance carriers are increasing insurance costs and the

Company may need to utilize more subcontract labor than employees to minimize this impact. Management costs could increase significantly in the next year because of the greater use of subcontract labor. On a favorable note the Company's net margins are increasing due to competitive pricing, improved estimating and job costing.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: -3.6 %. What is the anticipated gross margin for next year of operations? Approximately 25%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Millwork Pro was spun off from PCS Millwork that provided an installation to enhance its sales of millwork products. In its first year as an independent company Millwork Pro sustained operating losses due in part to low profit margins. This was caused primarily by poor pricing policies. In the past, jobs were being priced at break-even margins or even negative margins. Procedures and policies at Millwork Pro have been enhanced and changed, as of June of 2007, a target margin of 25% gross profit is the standard. The Company's Statement of Operations reflects gross losses calculated by total revenues, minus wages, subcontractor costs, insurance, payroll taxes, employee benefits, and automobile expenses.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 100 %. Explain the nature of these sales, including any anticipated changes:

There were no foreign sales in the last fiscal year. There were no Domestic government sales in the last fiscal year. The issuer does not anticipate any change in this situation in the next year.

PART III - EXHIBITS

INDEX OF EXHIBITS

(2) Articles of Incorporation and Bylaws

(4) Subscription Agreement

(10) Consents

(11) Opinion re legality

(12) Services Agreement with PCS Millwork, Inc.

EXHIBIT 2

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0781062006-0
Document Number:
20060677062-16

Date Filed:
10/23/2006 10:00:44 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

ABOVE SPACE IS FOR OFFICE USE ONLY

1. ***Name of Corporation:***	NORTHTECH INDUSTRIES, INC.
2. ***Resident Agent Name and Street Address:*** *(must be a Nevada address where process may be served)*	NATIONAL REGISTERED AGENTS, INC. Name 1000 EAST WILLIAM STREET, SUITE 204 — CARSON CITY — Nevada 89701 Street Address — City — Zip Code Optional Mailing Address — City — State Zip Code
3. ***Shares:*** *(number of shares corporation authorized to issue)*	Number of shares with par value: 100,000,000 — Par value: $ .001 — Number of shares without par value: 0
4. ***Names & Addresses of Board of Directors/Trustees:*** *(attach additional page if more than 3 directors/trustees)*	1. MARK JENSEN Name 10915 NE 133RD. STREET — KIRKLAND — WA 98034 Street Address — City — State Zip Code 2. Name Street Address — City — State Zip Code 3. Name Street Address — City — State Zip Code
5. ***Purpose:*** *(optional-see instructions)*	The purpose of this Corporation shall be: ANY LAWFUL PURPOSE
6. ***Names, Address and Signature of Incorporator.*** *(attach additional page if more than 1 incorporator)*	CHARLES F. RENDINA, ATTORNEY AT LAW — [signature] Name — Signature 119 N COMMERCIAL ST — BELLINGHAM — WA 98225 Address — City — State Zip Code
7. ***Certificate of Acceptance of Appointment of Resident Agent:***	I hereby accept appointment as Resident Agent for the above named corporation. [signature] — 10/20/2006 Authorized Signature of R. A. or On Behalf of R. A. Company — Date Melissa Tomaltan, Asst. Sec'y of NRAI

This form must be accompanied by appropriate fees.

1

ARTICLES OF INCORPORATION
OF
NORTHTECH INDUSTRIES, INC.

I, the undersigned, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Nevada, do hereby execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I

The name of the Corporation is Northtech Industries, Inc. (the "Corporation")

ARTICLE II

The address of the Corporation's registered office in the State of Nevada is 1000 East William Street, Suite 204, Carson City, Nevada, 89701. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada.

ARTICLE IV

The Corporation shall have the authority to issue 100,000,000 shares in four classes, designated respectively;

Class "A" Common Stock (the "Class "A" Common Stock"), 85,000,000 shares with a par value of $.001;

Class "B" Common Stock (the "Class "B" Common Stock,") 5,000,000 shares with a par value of $.001 (and together with the Class "A" Common Stock, the "Common Stock"); and

Class "A" Preferred Stock (the " Class "A" Preferred Stock") 5,000,000 shares with a par value of $.001.

Class "B" Class "B" Preferred Stock") 5,000,000 shares with a par value of $.001 (and together with the Class "A" Preferred Stock the "Preferred Stock")

The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote.

A statement of the designations of each Class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A Class "A" Common Stock

(1) Dividends. The holders of the Class "A" Common Stock shall be entitled to receive, share for share with the holders of shares of Class "B" Common Stock, such dividends if, as, and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class "A" Common Stock shall receive Class "A" Common Stock and holders of Class "B" Common Stock shall receive Class "B" Common Stock.

(2) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class "A" Common Stock shall be entitled to receive, share for share with the holders of shares of Class "B" Common Stock, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3) Voting. Each holder of Class "A" Common Stock shall be entitled to one vote for each share of Class "A" Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Nevada, the holders of Class "A" Common Stock and the holders of Class "B" Common Stock shall at all times vote on all matters (including the election of directors) together as one class.

B. Class "B" Common Stock

(1) Dividends. The holders of the Class "B" Common Stock shall be entitled to receive, share for share with the holders of shares of Class "A" Common Stock, such dividends if, as, and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class "A" Common Stock shall receive Class "A" Common Stock and holders of Class "B" Common Stock shall receive Class "B" Common Stock.

(2) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class "B" Common Stock shall be entitled to receive, share for share with the holders of shares of Class "A" Common Stock, all the assets of the Corporation of whatever kind available for distribution to

stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3) Voting. Each holder of Class "B" Common Stock shall be entitled to one hundred votes for each share of Class "B" Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Nevada, the holders of Class "A" Common Stock and the holders of Class "B" Common Stock shall at all times vote on all matters (including the election of directors) together as one class.

(4) Conversion.

(a) Each share of Class "B" Common Stock shall be convertible into one fully paid and nonassessable share of Class "A" Common Stock at the option of the holder thereof at any time.

(b) Each share of Class "B" Common Stock shall automatically be converted into one fully paid and nonassessable share of Class "A" Common Stock upon any sale, pledge, conveyance, hypothecation, assignment or other transfer (a "Transfer") of such share, whether or not for value, by the initial registered holder (the "Initial Holder") thereof, other than any such Transfer by such holder to (i) a nominee of such holder (without any change in beneficial ownership, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or (ii) another person that, at the time of such Transfer, beneficially owns shares of Class "B" Common Stock or a nominee thereof; provided that, notwithstanding the foregoing, (A) any Transfer by the Initial Holder without consideration to (1) any controlled affiliate of such Initial Holder which remains such, (2) a partner, active or retired, of such Initial Holder, (3) the estate of any such Initial Holder or a trust established for the benefit of the descendants or any relatives or spouse of such Initial Holder, (4) a parent corporation or wholly-owned subsidiary of such Initial Holder or to a wholly-owned subsidiary of such parent unless and until such transferee ceases to be a parent or wholly-owned subsidiary of the Initial Holder or a wholly-owned subsidiary of such parent, or (5) the spouse of such Initial Holder, in each case, shall not result in such conversion or (B) any bona fide pledge by the Initial Holder to any financial institution in connection with a borrowing shall not result in such conversion; and provided, further, that in the event any Transfer shall not give rise to automatic conversion hereunder, then any subsequent Transfer by the holder (other than any such Transfer by such holder to a nominee of such holder (without any change in beneficial ownership) or the pledgor, as the case may be, shall be subject to automatic conversion upon the terms and conditions set forth herein.

(c) The one-to-one conversion ratio for the conversion of the Class "B" Common Stock into Class "A" Common Stock in accordance with Section 4(a) and 4(b) of this Article IV shall in all events be equitably adjusted in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Class "A" Common Stock or Class "B" Common Stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation.

(d) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class "A" Common Stock, solely for the purpose of effecting the conversion of the shares of Class "B" Common Stock, such number of its shares of Class "A" Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class "B" Common Stock.

(e) If any shares of Class "B" Common Stock shall be converted pursuant to this Section 4, the shares so converted shall be retired and returned to the authorized but unissued shares of Class "B" Common Stock.

C. Other Matters Affecting Shareholders of Class "A" Common Stock and Class "B" Common Stock

In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Class "A" Common Stock or Class "B" Common Stock unless the shares of Class "A" Common Stock and Class "B" Common Stock at the time outstanding are treated equally and identically, except that such dividends or stock splits or combinations shall be made in respect of shares of Class "A" Common Stock and Class "B" Common Stock in the form of shares of Class "A" Common Stock or Class "B" Common Stock, respectively.

D. Preferred Stock

The Board of Directors shall, by resolution, fix the powers, designations, preferences, rights and qualifications, limitations and restrictions of any class or series of the Preferred Stock which shall not have been fixed by the Articles of Incorporation.

ARTICLE V

The Board of Directors of the Corporation is expressly authorized to make, alter, or repeal the By-Laws of the Corporation, but the stockholders may make additional By-Laws and may alter or repeal any By-Law whether adopted by them or otherwise.

ARTICLE VI

Elections of directors need not be by written ballot except and to the extent provided in the By-Laws of the Corporation.

ARTICLE VII

The Corporation is to have perpetual existence.

ARTICLE VIII

Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation, in accordance with the By-Laws of the Corporation, to the full extent permitted from time to time by the General Corporation Law of the State of Nevada as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereinafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article VIII. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal.

ARTICLE IX

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Nevada or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article IX shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal. The liability of a director shall be further eliminated or limited to the full extent permitted by Nevada law, as it may hereafter be amended.

ARTICLE X

Meetings of stockholders may be held within or without the State of Nevada, as determined by the Board of Directors. The books of the Corporation may be kept (subject to any provision contained in the Nevada General Corporation Law) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

ARTICLE XI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by the Nevada General Corporation Law, and all rights conferred upon stockholders herein are granted subject to this reservation except that under no circumstances may such amendment be adopted except as prescribed by Article IV, above, and provided further that the rights of the Class "B" Common Stock may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of said shares of Class "B" Common Stock.

ARTICLE XII

The number of directors of the Corporation shall be such number as shall be determined from time to time by resolution of the Board of Directors. A director may be removed, at any time, either with or without cause, by the affirmative vote of holders of a majority of the voting power of shares of stock then entitled to vote with respect to the election of such director.

ARTICLE XIII

Preemptive rights. The Shareholders shall not have preemptive rights to purchase stock of the corporation.

ARTICLE XIV

Dissenter's rights. To the extent legally possible, the Shareholders shall have no dissenter's rights.

The name and address of the incorporator is Charles Rendina 119 North Commercial Street, Suite 860, Bellingham, WA 98225.

IN WITNESS WHEREOF, I, the undersigned, being the incorporator hereinbefore named, do hereby further certify that the facts hereinabove stated are truly set forth and, accordingly, I have hereunto set my hand this 16 th day of Oct, 2006

Charles Rendina
Incorporator

8

BY-LAWS

NORTHTECH INDUSTRIES, INC.
A NEVADA CORPORATION
BY-LAWS

ARTICLE I

The Stockholders

SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of Northtech Industries, Inc. (the "Corporation") shall be held on the 5th day in May of each year at 9:30 A.M. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

SECTION 1.4. FIXING DATE OF RECORD.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum. If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, qua stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

ARTICLE II

Board of Directors

SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS.

(a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

SECTION 2.14. COMPENSATION OF DIRECTORS. Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

SECTION 2.15. LOANS TO OFFICERS OR EMPLOYEES. The Board of Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than

(i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and

(ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth:

a. the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

b. a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

c. a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

d. such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and;

e. the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

ARTICLE III

Committees

SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

SECTION 3.2. EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE. The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to

(i) amend the Certificate of Incorporation or the By-Laws of the Corporation,

(ii) fill vacancies on the Board of Directors,

(iii) adopt an agreement or certification of ownership, merger or consolidation,

(iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution,

(v) declare a dividend, or

(vi) authorize the issuance of stock.

SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES. The Board of Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.

ARTICLE IV

The Officers

SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.

ARTICLE V

Contracts and Loans

SECTION 5.1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

ARTICLE VI

Certificates for Stock and Their Transfer

SECTION 6.1. CERTIFICATES FOR STOCK. Certificates representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

Fiscal Year

SECTION 7.1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.

ARTICLE VIII

Seal

SECTION 8.1. SEAL. The Board of Directors may approve a corporate seal and if so, such seal shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.

ARTICLE IX

Waiver of Notice

SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE X

Amendments

SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XI

Indemnification

SECTION 11.1. INDEMNIFICATION. The Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Washington, as amended from time to time.

The above By-Laws are certified to have been adopted by the Board of Directors of the Corporation on the 30 day of October, 2006.

Secretary

EXHIBIT 4

INVESTMENTS IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NUMBER TWO OF THE OFFERING CIRCULAR FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS SUBSCRIPTION AGREEMENT is dated for reference the ___ day of _____, 2007.

BETWEEN: ____________________, of

____

____

(the "Subscriber") **OF THE FIRST PART**

AND:

NORTHTECH INDUSTRIES, INC.
having an office located at
11400 NE 132nd STREET,
KIRKLAND, WA 98034
(425) 814-3734

(the "Company") **OF THE SECOND PART**

WHEREAS:

A. The Company has filed an Form 1-A containing an Offering Circular and is offering shares of its Class A Common stock with a Par value of $.001 to the public pursuant to a limited offering exemption (Regulation A) to the registration requirements of the Securities Act, 1933 as amended (the "Act"). The Company is subject to the regulatory jurisdiction of the Securities Exchange Commission (the "SEC") and certain state regulatory agencies (collectively the "State Regulators");

B. Pursuant to the rules and policies of the SEC and the State Regulators the Company has offered to sell its securities to the Subscriber;

C. The Subscriber desires to make a subscription for the Company's securities in accordance with the terms and conditions hereinafter set forth,

NOW THEREFORE, FOR VALUABLE CONSIDERATION RECEIVED, THE PARTIES to this Agreement agree as follows:

1. PURCHASE AND SALE OF SHARES OF CLASS A COMMON STOCK

1.1 The Subscriber, as principal, hereby subscribes for and agrees to purchase from the Company ____Shares of the Class A Common Stock of the Company (the "Shares"), at a price of$.10 per Share (the "Purchase Price").

1.2 The Purchase Price of $_________ is payable to the Company, upon execution of this Agreement.

2. OFFERING DOCUMENTS

2.1 The Subscriber must complete, sign and return one (1) executed copy of this Agreement to the Company:

2.2 The Subscriber shall also complete, sign and return to the Company as soon as possible on request by the Company any other documents, questionnaires, notices and undertakings as may be required by regulatory authorities and applicable law.

3. REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

3.1 The Subscriber represents and warrants, as at the date given above and at the Closing, that:

(a) The Subscriber has received a copy of the Offering Circular and understands the distribution of the Securities is to be by way of a limited offering exemption from registration and prospectus filing requirements of the Act;

(b) the Subscriber is purchasing the Securities as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Securities;

(c) the Subscriber is resident in the jurisdiction set out beside the Subscriber's name in the preamble to this Agreement;

(d) The Offering Circular is the only document provided by the Company on which the Subscriber is relying to make his/her investment decision and no person has made to the Subscriber any written or oral representations:

   (i) that any person will resell or repurchase the Shares;

   (ii) that any person will refund the purchase price of the Shares;

   (iii) as to the future price or value of the Shares; or

   (iv) that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Securities for trading on a stock exchange;

(f) the Subscriber is not aware of any advertisement of the Shares in printed media of general or regular paid circulation, radio or television;

(g) the Subscriber is not a "control person" of the Company as defined in the Act, will not become a "control person" by virtue of this purchase of the Securities and does not intend to act in concert with any other person to form a control group;

(h) the Subscriber is a U.S. Person.

(i) the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Agreement on behalf of the Subscriber;

(j) the entering into of this Agreement and the transactions contemplated hereby does not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which he is or may be bound.

3.2 The representations and warranties contained in subsection 3.1 will survive the Closing.

4. SUBSCRIBER'S ACKNOWLEDGEMENTS

4.1 The Subscriber hereby acknowledges that as of the date given above and at the Closing that no registration statement or prospectus has been filed by the Company with the SEC in connection with the issuance of the Securities, the issuance is exempted from the prospectus requirements of the Act

(a) the Subscriber may not receive information that would otherwise be required to be provided to him under the Act or related regulations and rules (the "Rules");

(b) the Company is relieved from certain obligations that would otherwise apply under the Act and the Rules.

4.2 The Subscriber further acknowledges that while the Shares are not subject to any statutory holding period there is no market for the Shares and the Subscriber may unable to sell the Shares.

4.3 The Subscriber understands and acknowledges that the Securities have not been and will not be registered under the Act or any state securities laws.

4.7 The Subscriber acknowledges that he/she has been advised to consult his/her own legal and tax advisors with respect to the purchase of the Shares.

5. ISSUANCE OF SECURITIES

5.1 At Closing, the Company will forward to the Subscriber the certificates representing the Shares registered in the name of the Subscriber or its nominee to the Subscriber's address above.

6. RELIANCE UPON REPRESENTATIONS AND WARRANTIES

6. 6.1 The Subscriber acknowledges that the representations and warranties contained in this Agreement are made with the intent that they may be relied upon by the Company in determining the Subscriber's eligibility to purchase the Shares and the Subscriber hereby agrees to indemnify the Company against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur caused or arising from its reliance thereon. The Subscriber further agrees that by accepting the Shares the Subscriber shall be representing and warranting that the foregoing representations and warranties are true as at the Closing Date with the same force and effect as if they had been made by the Subscriber on the Closing Date and that they shall survive the purchase by the Subscriber of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of any of the Shares.

8. MISCELLANEOUS

8.1 Time is of the essence of this Agreement.

8.2 The parties to this Agreement may amend this Agreement only in writing.

8.3 This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their successors and permitted assigns.

DATED at ___________________________, this ____ day of __________, 19__.

SIGNED, SEALED AND DELIVERED)
in the presence of:)
)
__________________________________) **Subscriber**
Witness)

ACCEPTED this _____ day of ____________, 19__.

NORTHTECH INDUSTRIES, INC.
by its Authorized Signatory:

____
Signature

(10)

CONSENT OF INDEPENDENT ACCOUNTANT

vshcpa.com

VARNER SYTSMA HERNDON
A BALANCED APPROACH

Phone: 360 734-8715 Fax: 360 738-1176
2200 Rimland Drive - Suite #205 - Bellingham, WA - 98226

CONSENT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
of Northtech Industries, Inc.

We consent to the use of our review reports dated July 16, 2008 on the financial statements of Northtech Industries, Inc. as of December 31, 2007 and 2006 that are included in the Form 1A.

Varner Sytsma & Herndon

Varner, Sytsma & Herndon, CPAs
Bellingham, Washington
July 16, 2008

Certified Public Accountants
Professional Service Corporation
Registered Investment Advisors

(11)
LEGAL OPINION

WOODBURN AND WEDGE
ATTORNEYS AND COUNSELORS AT LAW
SIERRA PLAZA
6100 NEIL ROAD, SUITE 500
RENO, NEVADA 89511-1149
TELEPHONE (775) 688-3000
FACSIMILE (775) 688-3088

March 31, 2008

Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, Washington 98034

Ladies and Gentlemen:

We have acted as special Nevada counsel to Northtech Industries, Inc., a Nevada corporation (the "**Company**"), in connection with the Company's filing on or about the date hereof of a Regulation A Offering Statement on Form 1-A (the "**Offering Statement**") with the Securities and Exchange Commission (the "**Commission**") under the Securities Act of 1933, as amended (the "**Securities Act**"). The Offering Statement relates to the offer for sale of up to 2,000,000 shares of the Company's Class A Common Stock, par value $0.001 per share, as described in the Offering Statement (the "**Shares**"). The Shares will be sold pursuant to a Subscription Agreement, the form of which is attached to the Offering Statement (the "**Subscription Agreement**").

In connection with rendering this opinion, we have examined or are familiar with the Articles of Incorporation of the Company, as amended to the date hereof, the Bylaws of the Company, as amended to the date hereof, the corporate proceedings with respect to the authorization of the Shares for sale pursuant to the Offering Statement, and such other certificates, instruments and documents as we have considered necessary or appropriate for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established, relied upon the Offering Statement and the aforesaid records, certificates and documents.

Subject to the foregoing and the additional qualifications, limitations and additional assumptions set forth below, we are of the opinion that:

1. The Company is a corporation duly organized and legally existing under the laws of the State of Nevada and is in good standing under said laws.

2. The Board of Directors of the Company has authorized the issuance and sale of the Shares. When issued and sold against payment therefor in accordance with the provisions of the

Offering Statement and the Subscription Agreement and for such consideration not less than that established by the Board of Directors, the Shares so issued and sold will be duly authorized and validly issued and will be fully paid and non-assessable.

The foregoing opinion is limited to the matters expressly set forth herein and no opinion may be implied or inferred beyond the matters expressly stated. We disclaim any obligation to update this letter for events occurring after the date of this letter, or as a result of knowledge acquired by us after that date, including changes in any of the statutory or decisional law after the date of this letter. We are members of the bar of the State of Nevada. We express no opinion as to the effect and application of any United States federal law, rule or regulation or any federal or state securities laws of any state, including the State of Nevada. We are not opining on, and assume no responsibility as to, the applicability to or the effect on any of the matters covered herein of the laws of any other jurisdiction, other than the laws of Nevada, including the Constitution of the State of Nevada and judicial decisions of the Nevada Supreme Court, as presently in effect.

We hereby consent:

1. To being named in the Offering Statement as special Nevada counsel for the Company;

2. To the statements with reference to our firm made in the Offering Statement; and

3. To the filing of this opinion as an exhibit to the Offering Statement.

In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Sincerely,

WOODBURN and WEDGE

By: Gregg P. Barnard

(12)

SERVICES AGREEMENT

This Services Agreement ("Agreement") is made as of the 6th day of November, 2006 by and between PCS Millwork, Inc. a Washington corporation ("PCS") and Millwork Pro, Inc., a Washington corporation ("Millwork Pro").

RECITALS

----

1. PCS is a millwork manufacturer and distributor, selling millwork material including doors, mouldings, mantles, hardware, cabinets and lumber to residential homebuilders.

2. Millwork Pro is a millwork installation company installing doors, mouldings, mantles, hardware, cabinets and stairs for residential homebuilders.

3. PCS promotes and supports a "turnkey" millwork program where materials and installation are provided at the same time to the residential builder.

4. Millwork Pro and PCS have entered into this services agreement to facilitate customer relationships and sales transactions.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledge, the parties hereby agree as follows:

1. PCS Sales Efforts. PCS will provide services pertaining to the sale of Millwork Pro's services to its customers. PCS has approximately 225 homebuilders it provides material to. PCS will use best efforts to introduce, qualify and close customers for the benefit of Millwork Pro. As customer sales cycles are long and builder relationships are often complicated, PCS isn't held to a quota.

2. Millwork Pro Sales Efforts. Millwork Pro will provide services pertaining to the sale of PCS product to its customers who aren't already PCS customers. Millwork Pro is embarking in mid-2007 with marketing campaigns to 800 residential builders. Millwork Pro agrees to engage prospects and customers in sales efforts for turnkey services which will include PCS material.

3. Customer Billing. PCS agrees to provide billing services to customers where turnkey programs are being run. Where turnkey programs are operating between the two companies, Millwork Pro will invoice PCS for services sold to the residential builder. PCS will invoice and receive payment from the residential builder and subsequently pay Millwork Pro per its invoices. PCS agrees to pay Millwork Pro on the 10th of each month for work invoiced in the prior month. Millwork Pro will bill customers direct for non turnkey jobs.

4. Service Work. Millwork Pro agrees to provide service work to PCS at an hourly rate of $30 per hour. Service work includes installation and repairs for interior and exterior doors, all mouldings and trim, hardware, stairs, cabinets and mantles. PCS service orders will receive priority in job scheduling.

5. Office Space. PCS agrees to rent office space to Millwork Pro. It agrees to rent 200 square feet of office space and provide storage of equipment and material at the PCS warehouse at 18715 141st Avenue Northeast, Woodinville, WA 98072. The monthly rental fee if $500. The rental of the office space can be cancelled at any time with 30 days written notice.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

"Loren Perrigo"	November 6, 2006
PCS Millwork, Inc.	Date
"Mark Jensen"	November 6, 2006
Millwork Pro, Inc.	Date

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company in signing this Offering Circular on behalf of the Company certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.

Mark Jensen 8/1/2008
Mark Jensen
Title: Chief Executive Officer:

Mark Jensen
Mark Jensen
Title: Principal Financial Officer:

Directors:

Mark Jensen
Mark Jensen
Director

Loren Perrigo 8/1/2008
Loren Perrigo
Director

Tim P. Flanigan 8/1/2008
Tim Flanigan
Director

END